UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT TO FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Act of 1934

MPAC CORPORATION
(Name of Small Business Issuer in its Charter)

NEVADA	91-2084507
(State or Other Jurisdiction of Incorporation or Organization)	(I. R. S. Employer ID No.)

1302 Arbutus Street, Vancouver, British Columbia	V6J 3W8
(Address of principal executive offices)	(Zip Code)

(604) 736-7481
(Issuer’s telephone number)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Exchange Act: Common Equity, Par Value $.001

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS		3

PART I

ITEM 1.	DESCRIPTION OF BUSINESS	3
	Overview	3
	Corporate History	3
	Industry Overview	5
	Products	9
	Market and Marketing	10
	Competition	11
	Governmental Regulation	11
	Sources of Revenue	12
	Employees	12
	Risk Factors	12
ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of
	Operations	14
ITEM 3.	Description of Property	18
ITEM 4.	Security Ownership of Certain Beneficial Owners and Management	18
ITEM 5.	Directors and Executive Officers, Promoters and Control Persons	20
ITEM 6.	Executive Compensation	21
ITEM 7.	Certain Relationships and Related Transactions	22
ITEM 8.	Description of Securities	23

PART II

ITEM 1.	Market Price of and Dividends on the Registrant's Common Equity and
	Related Stockholder Matters	24
ITEM 2.	Legal Proceedings	25
ITEM 3.	Changes in and Disagreements with Accountants	25
ITEM 4.	Recent Sales of Unregistered Securities	25
ITEM 5.	Indemnification of Directors and Officers	26

PART F/S

Index to Financial Statements		28

PART III

Item 1.	Index to Exhibits	1
Signatures		2
Exhibits		1

FORWARD-LOOKING STATEMENTS

MPAC Corporation cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect our actual results and could cause such results to differ materially from any forward-looking statements made herein. You should not rely on forward-looking statements in this registration statement. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Without limiting the generality of the foregoing, words such as “may,” “expect,” “believe,” “plan,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section.

These forward-looking statements are made as of the date of this Registration Statement and we assume no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

PART I

ITEM 1.       DESCRIPTION OF BUSINESS

Overview

We sell a sulfur based fungicide that is used for commercial agriculture purposes. Sales of our product commenced in 2001. Currently, our sulfur based fungicide product is sold primarily to the agriculture industry in California. We are also developing a pellet form sulfur based plant nutrient and a dry flowable sulfur product for commercial agriculture use. Our head office is located at 1302 Arbutus Street, Vancouver, B.C.

We previously milled and packaged the sulfur products sold by us using a processing and packaging plant owned by us on land held by us pursuant to a lease. In November of 2002 the plant was seized by the landlord. We agreed with the landlord not to contest the seizure of the plant in exchange for the termination of our obligations under the lease. As a result of the seizure of our plant, our sulfur production operations ceased. Our current operations are instead primarily sales of product under our brand name. We are currently seeking to merge our operations with another sulfur milling operation. We believe that our existing industry sales channels for our current sulfur products, along with our proprietary research on new agriculture use sulfur products, will provide value to a potential merger candidate. Since November of 2002, we have been in merger negotiations with a sulfur milling operation located in Alberta, Canada, however as at the date of this registration statement no agreement has been reached.

Corporate History

We were incorporated under the laws of the State of Nevada on June 18, 1998 for the purpose of raising capital to acquire a processing plant and machinery necessary to undertake production of sulfur-based plant nutrient fertilizers and fungicides. Our subsidiary, Micron, was incorporated under the laws of Alberta on August 20, 1998.

Our current business is operated primarily through our subsidiary Micron Milling & Packaging Company Ltd. Through Micron we sell our milled and packaged sulfur products to the California agriculture industry.

Prior to November of 2002 production and packaging of our sulfur products was carried out at a 10,000 square foot production facility consisting of a mill and packaging plant and equipment situated on five acres of land located in Crossfield, Alberta, Canada. The land and building was held by Micron through a lease.

In November of 2002, the landlord seized the milling and packaging plant and equipment under their right of distraint, as a result of a dispute over lease payments. Micron negotiated the termination of the lease in exchange for not disputing the seizure. Micron’s decision not to pursue recovery of the plant and equipment was based on a determination by management that considered the replacement value of the assets, the cost of disputing the seizure and the ability of Micron to continue sales of its products. Micron determined that it could meet future supply and delivery obligations by purchasing from third party suppliers located in Alberta, Canada and in the State of Texas. It was determined by management that such suppliers can supply sulfur products milled in accordance with our specifications and packaged under our brand name.

The history of our operations prior to the seizure of our plant and equipment by the landlord is summarized in the following paragraphs.

In October of 1998, we incorporated a wholly owned subsidiary in the Province of Alberta, Canada, under the name 805332 Alberta Ltd. for the purposes of negotiating the acquisition of a sulfur milling and packaging plant and equipment necessary to undertake production of sulfur-based fungicides. The plant was located in Crossfield, Alberta.

At or about this time, Micron Milling & Packaging Company Ltd. a Company incorporated in the Province of Alberta, was competing in our bid to acquire the milling and packaging plant and equipment. At the time of the negotiations, Micron and its principals were not associated with us or our operations. Micron opted out of negotiations, and we retained one of its principals to provide consulting services directly to us.

In January of 1999, our 805332 subsidiary successfully acquired the processing plant and machinery and entered into a lease with the landlord of the premises on which the plant was located. Due to financial difficulties caused by the lack of funds to meet ongoing lease obligations, 805332 was placed into receivership by two creditors later in 1999. We subsequently negotiated with the creditors and the shareholders of Micron whereby it was agreed the assets of 805332 would be bought from the receiver by Micron and concurrently we would acquire Micron.

On May 2, 2000 Micron acquired the processing plant from the receiver at a cost of $62,000 ($95,000 Canadian dollars). The creditors in turn agreed to loan the proceeds of the sale back to Micron, after deduction of the receiver’s fees. Micron concurrently entered into a new lease with the landlord. Since conclusion of the receivership process, 805332 has not held any material assets and has had no operations.

Immediately thereafter, on May 5, 2000 we entered into an agreement with Micron and two principal shareholders of Micron, namely David and Paul Uppal, whereby we acquired 76.5 shares of Micron, representing 76.5% of the issued and outstanding shares of Micron. In exchange for the shares of Micron, we issued 6,400,000 shares of our 805332 subsidiary to the Uppal’s, convertible into 6,400,000 shares of MPAC at the option of the Uppal’s. The right of conversion was agreed to for personal tax planning reasons, as Canadian tax law permits a tax deferral where the shares of one Canadian corporation are sold in exchange for shares of another Canadian corporation. Accordingly, no taxable sale would be realized until the Uppal’s convert their shares of 805332 into shares of MPAC, a Nevada corporation. Pending conversion, the Uppal’s have agreed that voting control of 805332 would remain with MPAC. In connection with the transaction the Uppal’s were appointed to the board of directors of MPAC.

Pursuant to the May 5, 2000 agreement with Micron, MPAC agreed to fund the operations of Micron by advancing $250,000 ($375,000 Canadian Dollars) as a loan convertible into shares of Micron. In February of 2001, MPAC converted the loan to acquire an additional 500,000 shares of Micron. This resulted in MPAC holding 99.99% of the issued and outstanding shares of Micron.

In connection with the above transactions, Paul and David Uppal personally advanced $206,540 towards the operations of Micron, as a loan to fund operations. MPAC subsequently guaranteed the loan by issuing promissory notes to the Uppal’s for the loan amount. The terms of the promissory note provide that MPAC may repay the loan in full at any time within 13 months from the date that demand for repayment is made. Interest is payable on the principal amount at Royal Bank of Canada prime rate plus one percent.

In November of 2002, we ceased milling and packaging operations as a result of the landlord’s uncontested seizure of our milling and packaging equipment. We will continue to sell our sulfur products to the California agriculture market under our brand name by using third party sulfur milling and packaging services to produce and package our products in accordance with our specifications. We are also currently seeking to merge with an operating sulfur mill in order to expand our business. Any merger would likely be by way of a share exchange rather than a cash purchase. Currently we are in early negotiations with a sulfur milling operation in Alberta that has excess capacity in its milling plant. We believe production of our current sulfur products and future products that we are developing, together with our existing sales channels, would be beneficial to a sulfur milling operation with excess capacity in its production facilities.

Industry Overview

We compete in the plant fungicide and plant nutrient market servicing the commercial agriculture industry. Our niche is the processing, packaging and sale of pure form or elemental sulfur products for agricultural use. Subsequent to November of 2002 we will outsource the processing and packaging of our proprietary sulfur products to third party milling facilities.

Traditionally, most world-wide sulfur production comes from sulfur mining and from the recovery of sulfur as a by-product of oil and natural gas production and refining, the latter process sometimes referred to as desulfurization. In North America, mining of elemental sulfur has ceased in recent years due to costs and environmental concerns, and this trend is being followed in the rest of the world. World production of sulfur has, however, remained steady as a result of increased oil and gas refining activity and improved desulfurization techniques. Recent trends towards reducing sulfur content in refined fossil fuels has resulted in improved desulfurization techniques in the process of refining oil and natural gas.

In North America, Canada and the United States produce approximately equal amounts of elemental sulfur per year. As sulfur is a by-product of oil and gas production and refining, the oil and gas endowed Provinces of Alberta and Saskatchewan, along with the States of Texas and Louisiana are the primary producers of elemental sulfur in North America. Mexico accounts for less than 8% of the sulfur produced within the North American Free Trade zone. Canada accounts for approximately 68% of all sulfur imported by the United States.

Sulfur in its elemental form is a commodity and accordingly at the global level is priced based on demand relative to world-wide availability. Pricing of unprocessed elemental sulfur can vary significantly. In 2001, world pricing was approximately $18 per ton compared to $24 in 2000 and $37 in 1999. Current world prices are approximately $27 per ton. However, oil and gas refineries may sell for significantly less than posted commodity trading prices depending on the costs associated with storage and their ability to dispose of the sulfur. Sulfur stockpiles can be a financial burden to refineries and accordingly stockpile holders may realize an economic benefit in paying to have sulfur removed from their sites.

Elemental sulfur can be used for a number of applications including military explosives manufacturing, fertilizers, fungicides, animal feed and medicines. There are generally no suitable substitutes for elemental sulfur for agricultural, medical or military applications. Currently, the agriculture and horticulture industries are the largest consumers of elemental sulfur. The primary use of sulfur in agriculture is as a component in the manufacture of potash fertilizers.

The production of sulfur fungicide and elemental sulfur plant nutrient is a niche business in the agricultural products industry. The use of sulfur by the agricultural industry provides several advantages over other fungicides and pesticides and is complementary to the use of other plant nutrients or fertilizers. Currently we produce only a sulfur based fungicide, however we are also developing the capability to produce a solid form sulfur based plant nutrient, referred to as Elemental Plant Nutrient Sulfur or EPNS, as a second product offering. We are also negotiating to acquire the rights to develop a dry flowable sulfur fungicide as an alternative to our powdered sulfur fungicide. A description of the industry for each of sulfur based fungicides and plant nutrients follows.

Sulfur Based Fungicide

Sulfur is a naturally occurring element which is widely used as a fungicide in both conventional and, with increasing importance, organic farming. Sulfur is widely used because it is relatively inexpensive, generally non-toxic to birds and mammals, and can be used to control both mites as well as fungal diseases.

Sulfur fungicide is generally available in a fine powder or liquid form and appears pale yellow in colour with a slight sulfur odour. Sulfur based fungicides typically consist of 90-99% pure elemental sulfur, with the balance comprised of inert materials. Application of the sulfur in its powdered form can be done by crop dusters that can cover a large area relatively quickly. Powdered fungicides are also preferable to the liquid form in hot weather agricultural areas where droplets from the liquid may magnify the effects of the sun and cause burning of plant leaves and stems. Powdered sulfur fungicide products can control a large number of diseases on fruits, vegetables, various flowers and ornamental plants. Powder form elemental sulfur is also an effective pesticide used to control certain plant-damaging pests such as mites.

Although the use of sulfur as a fungicide is established in agricultural regions around the world, our primary market is the commercial agriculture industry in California. In California, sulfur based fungicides accounted for over 33% by weight of all pesticides applied in production agriculture in 2000. From 1991 to 1996, it had the highest use and largest increase in pounds applied compared to other fungicides and pesticides used in the State of California. It also had the highest use and greatest increase in number of applications and acres treated. Sulfur usage in that State continued to increase between 1996 and 1999 and was the most highly used pesticide/fungicide in 2000, both in pounds applied and acres treated, representing one-third of all reported pesticide/fungicide use by weight.

Based on reports from the California Department of Pesticide Regulation, prior to 1991 California growers relied heavily on newly developed chemical fungicides which resulted in reduced usage of sulfur. However, the development of mildew resistance to those chemical fungicides resulted in a return to sulfur based fungicides. In the first half of the 1990’s other fungicides experienced the development of similar mildew resistance which led to further increases in sulfur usage as a fungicide. Presently, raisin growers rely almost exclusively on sulfur, while wine and table grape growers use both sulfur and chemical fungicides.

Another advantage of sulfur is that sulfur based fungicides are approved for use in organic farming whereas chemical fungicides are not. In particular, organic wine grape growers are common users of sulfur based fungicides. Increasing demand for organic wine has resulted in more California wine grape growers choosing to switch to sulfur products as a fungicide. Accordingly, the lack of mildew resistance to sulfur and an increasing demand for sulfur for organic production have resulted in an overall increase in sulfur usage. In addition to organic and non-organically farmed wine grapes, elemental sulfur fungicide is commonly used as a fungicide on over 20 different commercial crops including non-wine grapes, tomatoes, avocados, apples, cherries and citrus.

In North America, demand for sulfur based fungicide is cyclical and usually is at its peak during the early to mid spring growing season. The powdered fungicide is applied directly onto the growing plants. The demand in the Southern hemisphere, such as markets in South America and Australia is counter-cyclical to North American demand.

Elemental Plant Nutrient Sulfur (EPNS)

Sulfur deficiency in crops is a relatively recent world-wide phenomenon that is a by-product of several factors. These factors include the intense use of available agricultural land which results in the depletion of naturally occurring sulfur and other nutrients in the soil, which places reliance on fertilizer use to obtain satisfactory crop yields. Also, in the past, sulfur emissions in the atmosphere released as a byproduct of burning fossil fuels such as oil and coal, resulted in sulfur being available to crops in the form of acid rain, which is formed by sulfur emissions attaching to water droplets. As many modern and developing countries move to cleaner use of fossil fuels, sulfur emissions have decreased. These factors have resulted in a combination of high fertilizer dependency as well as increased sulfur availability from the refining of oil and natural gas. As the sulfur content in fertilizers is typically low, most sulfur deficiencies cannot be resolved through fertilizer use alone. Accordingly there exists a need for elemental sulfur as a plant nutrient to complement fertilizer use.

Sulfur is an essential element in plant growth. All living things require a balance of four major nutrient groups to stay healthy, grow and reproduce: nitrogen, phosphate, potassium or potash, and sulfur. Nitrogen promotes protein formation in plants and crops and is a major component of chlorophyll, which helps to promote green, healthy growth and high yields. Phosphates stimulate root development, promote flowering and help prevent disease and environmental stress. They also encourage growth and produce uniform crop yields. Potash regulates many different functions and is required in large quantities for healthy crop growth and development. Sulfur is a building block for proteins, enzymes and vitamins, is a key ingredient in the formation of chlorophyll and helps to improve the effect of other nutrients. If supplied to plants in adequate amounts, sulfur improves yields, promotes vegetative growth as well as protein and chlorophyll content. Additionally, sulfur improves fertilizer efficiency and resistance of plants to pests, diseases and cold weather. Symptoms of sulfur deficiency in crops usually appear on younger upper leaves and can result in irregular growth cycles and reduced crop quality and yields.

Sulfur is considered the fourth major plant nutrient after nitrogen, phosphorus and potassium, and is needed by many crops to the same extent as the other three major nutrients. In many applications, the role of sulfur in plant growth has previously been little known or understood. Adequate amounts of sulfur had been supplied to crops from sulfur previously existing in soil, through high sulfur emissions and through incidental amounts of sulfur supplied as a component of other fertilizers. However, in many parts of the world, sulfur deficiency has recently become problematic and use of sulfur as a plant nutrient is becoming necessary to meet the needs of intensive agriculture. Sulfur content in soil from atmospheric sulfur emissions and other incidental sulfur applications is diminishing, while at the same time more intensive use is being made of agricultural land to cope with rising production demands.

The world-wide demand for sulfur is expected to increase as population increases and agricultural land resources decrease. The growth of world population will result in continued increases in the demand for food, while further urbanization will place additional pressure on the amount of arable land available for agricultural production, which has already declined from 1.1 acres per capita in 1965 to 0.6 acres in 2000. In the long-term, growth and profitability in the fertilizer industry are driven by world population growth and rising living standards which create an increasing demand for food. As the availability of arable land for production of food is largely fixed, it is imperative that crop yields are increased through application of high-analysis fertilizers and other agricultural inputs in order to meet this increasing demand. The optimal results from the application of fertilizers requires the presence and availability of the four major nutrients in a satisfactory physical form and at a price that makes their application cost effective.

Plant nutrient sulfur is growing in importance world-wide as food production increases and overall sulfur inputs diminish. Increasing crop production, reduced sulfur dioxide emissions and shifts in fertilizer sources have led to world-wide sulfur deficiencies. Over a twenty-year period, the amount of sulfur used in all fertilizers is estimated at around 10 million tons per year, however, nitrogen consumption has almost doubled during this period from approximately 39 million tons in 1973, to about 75 million tons in 1991. The increased consumption of sulfur free, high-analysis fertilizers is one of the most significant causes of sulfur deficiency.

According to the Sulphur Institute, in 1991 it was estimated that the total annual unrealized world market potential for sulfur as a plant nutrient was 6.4 million tons. The need for sulfur as a plant nutrient has shown steady growth since the 1960s and is expected to continue growing into the 21st century. The world deficit for sulfur as a plant nutrient is projected to reach 7.5 million tons annually by 2000 and increase to 12 million tons by 2010.

In North America, demand for sulfur by the agriculture industry is affected by cyclical growing patterns. Accordingly, demand is greatest in the late fall through early spring season, as growers typically accumulate plant nutrients for the spring growing season.

To date, sulfur requirements have been partially satisfied with the application of ammonium sulfate. Granular ammonium sulfate is composed of approximately 24% sulfur in sulfate form. Ammonium sulfate is relatively low cost. Due to the lack of high-analysis sulfur fertilizers and the low cost of granular ammonium sulfate, this product is being applied to crops. However, ammonium sulfate has drawbacks including its low concentration of sulfur.

A high-analysis form of sulfur would significantly lower transportation, storage, and application costs and allow for the more precise application of sulfur than can be achieved through the use of fertilizers. As transportation costs account for a significant share of fertilizer costs, the increase in concentration of a fertilizer and the consequent drop in tons of product required significantly lowers the cost of usage of a fertilizer product and increases its desirability.

Pure form sulfur plant nutrients are typically mixed with other fertilizers prior to application. This results in a need to produce the sulfur in a form that will blend evenly with other fertilizers, as well as deliver sufficient sulfur to the crops. Currently available products are somewhat unsatisfactory due to their inability to blend with other fertilizers or impermeable pellets that result in limited surface area resulting in slow absorption rates by the soil. Other pellets, such as ammonium sulfate deliver lesser amounts of sulfur. The industry requires an EPNS pellet that can be readily blended with other fertilizers, and is easily absorbed into the soil.

In summary, increased demands on agricultural land, combined with the increased use of high-analysis fertilizers and rapidly declining sulfur dioxide emissions, has lead to increased incidents of sulfur deficiencies. Many deficiencies are acute. Based on this, the demand for sulfur-based fertilizers is expected to increase and such fertilizers will become a permanent fixture in agriculture. Many attempts to develop products to address this need have been made by various companies, but to date a completely satisfactory product has not been offered. Other products currently available offer a partial solution. We are seeking to develop a competitively priced solution to address the need for a suitable form of sulfur plant nutrient. We believe our proposed product is designed to be agronomically acceptable with specific physical characteristics required for handling and application.

Our Products

Our current product is a powdered elemental sulfur fungicide. Future products that we are developing are a pellet form EPNS product, and an alternative form of sulfur fungicide referred to as a dry flowable fungicide.

Our Sulfur Based Fungicide Product

Our current sales and marketing is focused on our powdered elemental sulfur fungicide. Our fungicide is used to control powdery mildew on crops such as apples, cherries, citrus, grapes, peaches, plums, prunes, beans, carrots, cotton, onions, peas, sugar beats, and tomatoes. Historically sulfur sales of our product have ranged from 3,000 to 4,000 tons per year.

Our sulfur based fungicide can be widely used on numerous crops. The process involved in the production of the fungicide is relatively straightforward and efficient.

We have historically sourced our sulfur from suppliers located in the Province of Alberta, Canada. Alberta produces a significant amount of oil and gas and consequently sulfur recovered from the desulfurization of these fossil fuels is abundantly available. There is currently a surplus of raw sulfur in Alberta which is expected to last indefinitely due to the ongoing production of high sulfur or sour gas in the province. This surplus has kept the purchase price of sulfur low, and is expected to continue to keep downward pressure on the cost of sulfur available locally.

Our current market is primarily California. Shipment of product has historically been by truck. Transportation to the primary markets in California remains inexpensive due to the abundant availability of back-haul transport from trucks returning to California after delivery of products to Canada.

Our Proposed Elemental Plant Nutrient Sulfur (EPNS) Product

We are developing the technology required to produce Elemental Plant Nutrient Sulfur, a solid plant nutrient product in pellet form. We believe that there is currently no completely satisfactory EPNS product offered on the market and accordingly the opportunity exists to develop and market a competitively priced product that has the specific physical characteristics required for handling and application. We are currently delaying further development and engineering of our EPNS product pending our efforts to locate a partner or merger candidate with which we can consolidate our operations.

Our EPNS product is designed as a solid pellet comprised of approximately 90% elemental sulfur that will be blended with the nutrients nitrogen, phosphate and potassium and subsequently applied to crops. We are seeking to develop a superior product to the sulfur-based fertilizer products currently available on the market. In particular, our product is being engineered to blend smoothly with other nutrients, and to dissolve rapidly into the soil with a high percentage of sulfur compound delivery for absorption by plants. Blending generally occurs in the region where the fertilizer will be applied and is conducted by an intermediary facility that blends in accordance with specifications received by individual crop growers. The need to have regional blending facilities that can blend to a requested specification means that pre-blending of the fertilizer is not practical.

We have previously initiated discussions on our product with distributors and purchasers to determine the size of our market and sales expectations. We initially targeted the commencement of sales of our EPNS product in the late fall of 2003, timed to coincide with growers preparing for the spring growing season. However, as a consequence of the seizure of our milling assets, the timing of the release of our EPNS product is dependent on when we can locate a suitable production partner or merger candidate with the necessary resources required to complete the development and implementation of our form of EPNS production. During the past two years, we have spent in excess of $130,000 on the research and development of our proposed EPNS product. We estimate that the commercial release of the EPNS product will require an additional $450,000 for development, retooling, marketing and administrative costs prior to commencing sales of this product.

Dry Flowable Sulfur Fungicide

Prior to the seizure of our production facility, we are also negotiating an agreement to acquire a license to certain production technology and formulations necessary to produce dry flowable sulfur fungicide. We have delayed these negotiations indefinitely. Should we be successful at locating a production partner or merger candidate, we will re-visit the acquisition of the license. Dry flowable sulfur fungicide is a form of very finely micronized sulfur with certain qualities of dispersion and suspension in water, that offers an alternative to our powdered form fungicide. This product has similar uses as our powdered sulfur fungicide, but offers certain characteristics that are better suited to certain commercial crop applications. The fine powder is readily dissolved into a liquid that can be applied to operations that cannot use crop-dusting techniques, such as smaller farms or orchards.

We believe the market for dry flowable sulfur fungicide in North America and world-wide is rapidly expanding because of its application advantages over powdered fungicide.

Market and Marketing

The current market for our powdered fungicide is primarily California. Our fungicide is sold through distributors specializing in specific regions and products. The majority of our sales are conducted through three agricultural product distributors, however, we also sell directly to some commercial growers. It is not expected that the loss of any one distributor will have a material impact on our sales as current demand for sulfur is generally believed to be relatively constant and a decrease in sales to one purchaser or distributor is expected to result in an increase in sales to another, provided our pricing and quality remain competitive. Marketing efforts are primarily directed at agricultural industry distributors in California. We are reviewing the possibility of expanding our marketing efforts to other regions that may require a sulfur based fungicide including counter-cyclical regions such as South America and Australia. Product demand and shipping costs are critical factors being analyzed in determining suitable markets. We market our product under the trade name “Micron Dusting Sulfur 44”.

We expect that the market for our proposed EPNS product is initially industrial canola and grain crop growers in the midwestern United States and Canada. These growers are thought to be the largest expected beneficiaries of EPNS products. We will sell our EPNS product through distributors with numerous points of sale. Therefore, we will concentrate marketing efforts on establishing relationships with these distributors. The Company will also seek to establish relationships with producers of fertilizer products whose product lines would benefit from the addition of EPNS. Numerous candidates exist in every geographic region, however, the initial sales of EPNS would be confined to markets within an economically serviceable geographic region. An economically serviceable geographic region refers to markets to which our sulfur products can be economically supplied to because transportation costs are not prohibitively high. From facilities in Alberta, the Northwestern and Western US as well as Western Canada can be served effectively due to competitive transport costs. We are also studying the economics of marketing our products to offshore markets.

Competition

Most of our fungicide sales are in California through distributors that place orders based on price, quality, and availability standards. Demand for packaged elemental powdered sulfur fungicide by distributors is price sensitive and accordingly we must be able to adjust to changes in pricing due to fluctuations in demand or supply.

The market for sulfur dusting powders on the west coast of North America is primarily supplied by a production facility owned by a competitor located in Fresno, California. While this competitor is located close to markets and has numerous established relationships, we believe that our product can be offered from Alberta suppliers at competitive prices for several reasons including the following: proximity to sulfur stockpiles allows raw sulfur to be obtained at a low cost per ton with low transportation cost; the availability of cheap transport to the California market as truck operators are willing to provide transport services at a reduced rate in order to fill otherwise empty trucks returning to the U.S.; our operating costs are paid in Canadian dollars which currently provides us with an exchange rate advantage; and we do not have a competitive relationship with many distributors in California.

We believe that there is currently no product available on the market today that offers a satisfactory alternative to our proposed EPNS product. Other products offer partial solutions to sulfur deficiency in soil that our product is designed to remedy. The process for developing our EPNS product is not proprietary to us and other potential competitors have access to this information. However, given the limited interest and capital and technical requirements in producing a competitive product, we believe that competition will be slow to arise. Further, we do not expect that larger fertilizer companies will present significant competition as the relatively small size of this niche market combined with the specialized requirements for production limits the appeal to these companies to provide direct competition.

Our proposed dry-flowable sulfur is expected to be marketed initially to smaller commercial farm and orchard operations in Canada and the United States.

Marketing of all products essentially consists of contacting industry distributors and creating awareness of our products.

Governmental Regulation

We have applied for and received the licenses necessary to export and sell our powdered sulfur-based fungicide product in the United States by the Environmental Protection Agency as well as the California Department of Pesticide Registration.

We hold all necessary business and product approvals for the production and storage of sulfur products from Canadian provincial regulators. We are currently re-applying with municipal regulators for the re-issuance of the necessary municipal permits. We believe that the cost associated with obtaining the necessary permits and otherwise complying with environmental laws is minimal.

While there can be no certainty, we believe that the regulatory environment will continue to support our current and planned activities. However, any reversal of the current regulatory approvals of such products could have a serious and material negative effect on our business prospects.

Sources of Revenues

Currently, all revenues are derived through are sales of our sulfur fungicide product. We are actively seeking additional avenues to market and sell our fungicide product. In addition, if we are successful at developing, producing and marketing our pellet form EPNS and our dry flowable fungicide, then we will generate additional revenues from the sale of those product. We are also exploring the market for sulfur applications among other industries.

Employees

As a result of the closure of our milling and packaging plant, we do not currently require employees. All sales, marketing, research and development services are provided directly by our directors and officers.

RISK FACTORS

The description of our business and financial condition should be read in conjunction with the following risk factors relating to our business and operations. The following are the specific risk factors you should consider when making an investment in our business.

Development and marketing of our dry-flowable fungicide and plant nutrient sulfur products requires additional financing, failing which our revenues will be limited to sales of our existing powdered fungicide product.

In order to increase our revenues, we are seeking to complete the development and marketing of two new sulfur based products, a dry-flowable fungicide and a plant nutrient. We do not currently have facilities to produce these products and accordingly we must find a production partner and financing as necessary to retool existing production facilities. In addition, marketing and administrative costs will be incurred in connection with the commercialization and production of these proposed products. Our current revenues are not sufficient to provide us with the additional capital required to bring these products to production and commence sales. Accordingly our business plan contemplates raising at least an additional $500,000 in order to fund the development, production and marketing of our dry-flowable fungicide and our plant nutrient products, in conjunction with locating and securing a suitable production partner. If we are not successful at raising this funding, we may have to abandon further development of these products in order to avoid incurring losses which will result in our inability to generate revenues from these products as planned and will likely reduce our present and future value. Our ability to raise financing is subject to a number of factors including prevailing market conditions.

We currently rely on third party suppliers to produce and package our sulfur products. We cannot guarantee that suitable third party suppliers will be available to us on favourable terms or at all.

As a result of the seizure of our sulfur processing plant, we have no milling and packaging facility. We must rely on third party suppliers who are willing to prepare and package our sulfur products in accordance with our specifications and instructions. If such suppliers are unwilling or unable to provide us with our sulfur products at a price and on delivery terms which allows us to remain competitive and to generate net sales in present or future market conditions, we may be unable to sustain our business operations.

Our business plan contemplates that we will locate and merge with a suitable company in the sulfur processing industry, in order for us to develop our EPNS and dry-flowable fungicide products, as well as to gain control over our production techniques and costs. Alternatively we must find a production partner.

We currently do not own or operate a production facility for our sulfur products. In order to implement the production of our EPNS and dry-flowable fungicide products, we will require access to a production facility. We currently are proposing to merge into a suitable production company, that will be able to use excess capacity to produce our existing sulfur products, and will participate in the development of our proposed sulfur products. There is no guarantee that we will be successful at negotiating a merger or partnership with a suitable candidate on terms that are favourable to us or at all. If we are unable to do so, we may not be able to expand our business operations.

Production and sales of our sulfur based fungicide has a limited history which means investors do not have the benefit of an established track record of production or sales.

Sales and production of our sulfur based powdered fungicide commenced in early 2001. We have not commenced sales of our dry flowable sulfur fungicide or our sulfur plant nutrient. Accordingly, our track record of sales is very limited and may not be indicative of future sales. Any of a number of factors, including those discussed in this Risk Factors section could arise that could result in our production and sales being less than in previous financial periods.

Sales of our existing products have not generated sufficient revenues for us to be profitable. We may be unable to sustain continued losses.

Our net sales for the fiscal year ended September 30, 2001 and the six months ended March 31, 2002 were $154,766 and $18,797 respectively. Our operating expenses for the same periods were $436,533 and $162,157 respectively resulting in a net loss recorded for these periods. While a portion of these expenses is attributable to start up costs and product development costs, we currently do not anticipate generating a profit on sales of our powdered fungicide product alone in the next 12 month period. If we are unable to generate sales of our proposed new sulfur-based products, we will have to significantly reduce expenses or increase sales of our existing fungicide product in order to avoid continued losses. If we are unable to do so, our value as a company could be expected to decrease significantly.

The agriculture industry is marked by cyclical demand for products based on crop growth cycles, and accordingly we may experience cyclical sales results.

In North America, the greatest period of demand for fungicide products is in the spring, concurrent with the growth of new leaves and shoots for out-door agricultural crops. Accordingly, sales of our fungicide can be expected to increase in the second and third quarter of our fiscal year. Unless we achieve counter-cyclical sales, such as to the agriculture industry in the southern hemisphere, or commence sales of new products that have different demand cycles, our results of operation can be expected to be subject to cyclical sales. The value of our common stock may be affected by such cyclical sales patterns.

We are a relatively new company competing among a number of existing and potential competitors that are better known and more established. Our ability to compete with these companies over time is dependent on a number of factors including our cost of sales, and availability of cheaper substitutes.

There are relatively few barriers to entry into our industry. Currently the production of sulfur based fertilizers and fungicides is a niche industry that many larger fertilizer companies do not compete in.

Should these companies decide to commence production of competing products, they will be better funded than we are which could provide them with a competitive advantage in production and marketing of their product. In addition, we sell our product primarily to three distributors in California. As similar product is produced by companies located within or closer to California, our ability to remain competitive largely depends on the availability of sulfur and transport services at prices which provide us with a competitive advantage to those competitors. In addition, we compete with non-sulfur based fungicides that in many applications may be a suitable and cheaper alternative to our product. To the extent that sulfur or transport services are not available at current levels, or alternative products are available at cheaper prices, or to the extent that larger companies enter into our market niche, we may not be able to compete with other producers and the value of our company will decrease.

The loss or unavailability of Adam Smith, David Uppal or Michael Uppal for an extended period of time could adversely affect our business operations and prospects.

Our success depends, to a significant degree, upon the effort and skills of Adam Smith, David and Michael Uppal. Due to their knowledge of our current and proposed products, as well as our production facilities and industry, the loss, incapacity, or unavailability of any of these individuals could have a material adverse effect on our current and proposed operations, and our ability to carry out our business plan. Such a loss accordingly could be expected to decrease the value of our common stock.

Because our common stock will likely trade at prices below $5.00 per share, and because we will not be listed on a national exchange, there are additional regulations imposed on broker-dealers trading in our shares that may make it more difficult for an investor to resell our shares.

Because of rules that apply to shares with a market price of less than US$5.00 per share, known as the “penny stock rules”, holders of our common stock may find it more difficult to sell their securities. The penny stock rules will probably apply to trades in our shares. These rules in most cases require a broker-dealer to deliver a standardized risk disclosure document to a potential purchaser of the securities, along with additional information including current bid and offer quotations, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

For the Six Months Ended March 31, 2002 as Compared to March 31, 2001

Our revenue for the six months ended March 31, 2002 and March 31, 2001 was $55,726 and $0 respectively. This increase reflects the commencement of production and sales for our fungicidal dusting sulfur, as well as the receipt of an investment tax credit. Sales of our fungicidal dusting sulfur were $32,591 for the six months ended March 31, 2002, compared to sales for the six months ended March 31, 2001 of nil. Orders outstanding as at March 31, 2001 were approximately one half of the total orders outstanding for the quarter ending March 31, 2002. Sales during 2001 were primarily to one distributor with smaller quantities sold to two other distributors. Sales in 2002 are to a larger customer base due to an increase in marketing efforts and the establishing of Micron as a source of product to distributors in the California agricultural market.

Net losses for the six months ended March 31, 2002 were $120,225 or 215% of sales compared to $160,570 for the six months ended March 31, 2001. The decrease is directly related to the commencement of revenues from sales subsequent to March 31, 2001, the decrease in expenditures on plant refurbishing, the decrease in capital costs of equipment related to new product development, and the completion of spending on research and development during the six months ending March 2001. Additional research and development costs are not anticipated.

Expenses for the six months ended March 31, 2002 and March 31, 2001 were $162,157 and $160,570 respectively. Included in these results is interest on long-term debt for the six months ended March 31, 2002 and March 31, 2001 of $26,092 and $7,262 respectively. The increase is primarily due to a one-time charge that will not be repeated in future results. This charge was a one time bonus we paid to a lender in the amount of $3225. Also included in these results are legal fees for the six months ended March 31, 2002 and March 31, 2001 of $31,180 and $7,485 respectively. The increase is primarily due to the legal costs related to the legal and regulatory work necessary to meet criteria for quotation on the National Quotation Bureau Pink Sheets system. These costs are not likely to be repeated in future results.

It is anticipated general and administrative expenses as a proportion of sales will decrease in subsequent years as an increase in sales will not necessitate an increase in certain items. It is anticipated that general and administrative expenses, telephone, and sales related expenses such as automobile and travel expenses as well as fixed cost such as rent and property taxes, will fall as a percentage of sales. We will no longer have the expenses related to the manufacturing facility and consequently rent, taxes, and other plant related fixed costs will be eliminated. It is expected that as a result of this costs as a percentage of sales will therefore consist only of marketing expenses and the cost of sourcing product from facilities with the approprite grinding and packaging equipment. We have successfully completed most research and development costs pertaining to new production technology. Future research and development costs are expected to fall as a result. Implementation of the technology developed will involve increased capital expenditures for production equipment. Consulting fees for the six months ended March 31, 2002 and March 31, 2001 were nil and $35,732 respectively. The decrease was attributable to the elimination of an individual consulting position as well as the completion of a research and development project.

Prepaid expenses for the six months ended March 31, 2002 and March 31, 2001 were $49,369 and $13,260 respectively due primarily to the payment for capital equipment to be taken delivery of during the subsequent fiscal period.

Cost of goods sold for the six months ended 31, 2002 and March 31, 2001 were $13,794 and nil respectively due to the shipping costs of goods sold incurred during the first year of sales. Shipping costs will be an ongoing expense and will rise or fall in direct relation to sales and the availability of low cost back-haul transport.

For the Year Ended September 30, 2001 Compared to the Year Ended September 30, 2000

Our sales for the years ended September 30, 2001 and 2000 were $195,530 and $0 respectively. This increase resulted primarily from the initiation of sales of fungicidal dusting sulfur in the spring of 2001 after the refurbishing of the production facility conducted during 2000 and completed for the most part in March, 2001. In March, 2001 we also obtained the licenses required by the Environmental Protection Agency (EPA) in the United States of America and the California Department of Pesticide Regulation which permitted us to commence sales in California. Sales are exclusively from our fungicidal dusting sulfur, a natural product favored by both traditional and organic farmers. Sales for the year ended September 30, 2000, were nil as we were in the process of plant refurbishing and had not yet obtained the required regulatory approvals to sell our product. Sales during 2001 were primarily to one distributor in California with smaller quantities sold to two other distributors. Sales in 2002 are expected to increase as we broaden our customer base and increase marketing efforts of our product to distributors in the California agricultural market. We are also developing additional sulfur based agricultural products including an elemental plant nutrient and a dry flowable sulfur. These products will generate additional revenues if successfully brought to market.

Net loss for the year ended September 30, 2001 was $281,106 or 144% of sales as compared to $272,367 for the year ended September 30, 2000. The losses for these years were associated with the commencement of production including the expenditures on plant refurbishing, capital costs of equipment related to new product development, as well as increased spending on research and development. Additional capital expenses and research and development costs may affect our profitability over the next twelve months.

Selling and general and administrative expenses for the year ended September 30, 2001 were $436,533 as compared to $300,365 for the year ended September 30, 2000. This increase came primarily as a result of the increased activities related to production during the year ended September 30, 2001. It is expected that general and administrative expenses as a proportion of sales will decrease as sales increase, as expenses will not increase on certain items. Consulting fees for the year ended September 30, 2001 and September 30, 2000 were approximately $110,110 and $124,947 respectively. The decrease was partly attributable to the elimination of an individual consulting position.

Prepaid expenses for the years ended September 30, 2001 and September 30, 2000 were $52,829 and $9,588 respectively due primarily to the pre-payment on capital equipment to be delivered in the subsequent fiscal period.

Freight and delivery costs for the years ended September 30, 2001 and September 30, 2000 were $92,331 and $2,258 respectively due to the shipping costs of goods sold incurred during the first year of sales. Shipping costs will be an ongoing expense and will rise or fall in direct relation to sales and the availability of low cost back-haul transport.

During the year ended September 30, 2001, debt in the amount of $57,918 was converted into 115,836 restricted shares of common stock, while during the same period certain shareholders of MPAC advanced $184,114.

Information published by the California Department of Pesticide Regulation contained in reports prepared in 1998 and 2000 regarding the trends in the use of sulfur-based fungicide as well as information published by the Sulphur Institute regarding sulfur based plant nutrient indicate largely steady usage of sulfur based fungicide, with the exception of 2000 compared to 1999, and increasing usage of sulfur based plant nutrient products. Increasing incidents of sulfur deficiencies and an increased understanding of the crucial role of sulfur as a plant nutrient have lead to an increase in the deliberate application of sulfur plant nutrient.

These trends should result in increased demand for our current and proposed products. However, because the Company is relatively new, and has limited financial and personnel resources, there can be no assurance that it will benefit from any such trends, if indeed they occur.

Liquidity and Capital Resources

Net cash used for operating activities for the Six Months Ended March 31, 2002 and March 31, 2001 was $51,278 and $207,425 respectively. Cash paid to suppliers and employees fell to $94,833 for the six months ended March 31, 2002 from $207,084 for the six months ended March 31, 2001 primarily as a result of the completion of plant refurbishing and of a research and development project. The sales completed during the most recent six month period were comprised entirely of sulfur based fungicide and these sales typically took place almost entirely during our third quarter as a result of the requirements of the California agricultural market.

At March 31, 2002 we had cash and accounts receivable of $39,350 and $34,555 respectively. At March 31, 2001 we had cash and accounts receivable of $41,557 and $24,769 respectively. An investment tax credit of $84,568 was also receivable as at March 31, 2002.

As at March 31, 2002 we had a negative working capital of $377,097. This compares to a negative working capital of $279,467 at March 31, 2001. It is anticipated that the cash on hand and receivables will provide sufficient working capital to operate through the balance of the fiscal year and into the next year.

We raised $50,000 from the sale of our securities during the six months ended March 31, 2002 compared the $190,000 raised from the sale of shares during the six months ended March 31, 2001. Capital costs during the balance of fiscal 2002 may require that additional funds be raised through the issuance of shares.

During the quarter subsequent to the six months ended March 31, 2002 we believe that we will achieve a higher volume of sales of our sulfur based fungicide in California based on the level of purchase orders received as at March 31, 2002 and for delivery during the subsequent quarter. These sales should provide additional cash flow through the year 2002. However, there can be no assurance that we will be successful in this marketing effort, or will be able to provide adequate quantities for all of the our cash requirements.

We feel that during the next twelve months the company will generate significantly more revenue than during the previous twelve months. Outstanding orders as of March 31, 2002, for product to be delivered during the subsequent two quarters represent revenue of approximately twice the revenue generated during the previous fiscal year. The company’s current assets of $207,842 together with these revenues are expected to be sufficient to allow the Company to successfully carry out its business plan during the coming fiscal year. Discretionary spending items such as continued research and development and capital equipment purchase may be delayed until sufficient cash can be generated to fulfill these plans.

We will be dependent upon our ability to generate operating revenues or have other sources of financing to meet our intention and to satisfy our plans to expand our products and services. However, there can be no assurance that we will generate sufficient revenues from any sources to complete our plan for the expansion of products and services sales.

The Company has historically raised capital through the private sale of securities. The Company plans to continue to explore possible private financing in 2002 or raise additional capital through the public offering of its securities. The proceeds of these sales of securities would be used to make acquisitions for the purpose of increasing the market for the Company's current products and or to expand the Company's product line. There can be no assurance that the Company will be successful in either the sale of securities or acquiring other entities.

While there can be no assurance, the Company's management believes that the sale of sulfur based fungicide and other projects utilizing the Company's technical expertise will provide additional operating revenues for the Company into the year 2002. In the year 2002, the Company will seek to increase the distribution of its fungicide products, with the addition of distributors in the California market as well as the engagement of marketing representatives in other regions. There can be no assurance, as noted herein and elsewhere in this Form 10-SB that the Company will be successful in generating significant revenues from this product and/or other projects.

Recent Accounting Pronouncements

It is the company’s policy to adopt all applicable new accounting pronouncements as they are issued, which may be in advance of the effective date of the pronouncement.

In August 2001 the FASB issued SFAS No 144 Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The rules in SFAS No 144 restate and establish guidelines for evaluating the impairment of the company’s capital assets and the write downs to be recorded when there has been impairment. The company adopted the requirements of SFAS No 144 when the pronouncement was issued. There was no substantive change in the company’s capital assets, results of operations or cash flows on the adoption of this pronouncement.

ITEM 3.       DESCRIPTION OF PROPERTY.

Offices and Production Facilities

Our executive offices located at 1302 Arbutus Street, Vancouver, B.C. have been provided by a Dircetor of the Company free of charge. We believe that our current facilities are adequate and suitable for our current use. We are seeking to acquire new production facilities through a merger with a suitable production partner. Our facilities are adequately insured against perils.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the MPAC’s issued and outstanding common stock owned as of November 30, 2002 by (i) each person who is known to us to be the beneficial owner of more than 5 percent of our common stock; (ii) named directors and executive officers; and (iii) all directors and executive offices of MPAC as a group. Unless otherwise indicated in the footnotes below on the table as subject to community property laws, where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Percent of Class (1)
Teresa Lo 183 - 1857 West Fourth Ave Vancouver, B.C. V6J 1M4	600,000	7.23%
Adam J.C. Smith (Director, President and CEO) 1302 Arbutus Street Vancouver, B.C. V6J 3W8	1,526,518(2)	18.41%

Aziz Rajwani 106 – 3780 Cambie Street Vancouver, B.C. V5Z 2X5	432,000	5.21%
Valerie Orr 38 Glenmore Drive West Vancouver, B.C. V7S 1A6	515,000(3)	6.21%
Michael M.D. Laidlaw (Director) 55 Falcon Way Isle of Dogs London E14 9VP England	550,000	6.63%
Paul Uppal (Director and Treasurer) 11032 Scarborough Dr. Delta, B.C. V4C 7S5	3,300,000(4)	28.90%(5)
David R. Uppal (Director and Secretary) 8349 Laurel Street Vancouver, B.C. V6P 3V4	3,400,000(4)	29.77%(5)
Directors and Officers as a Group (4 persons)	8,476,518	59.69%(5)

(1)   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. These calculations are based on a total issued and outstanding share capital as at June 18, 2002 of 8,291,518 common shares, and for each beneficial owner assumes conversion or exercise of all convertible securities held by the particular beneficial owner.

(2) Includes 877,667 shares held by Panda Management Ltd., a company controlled by Adam J.C. Smith, and 25,000 shares held by Marouska Schluter, a close family member.
(3) Includes 15,000 shares held by Ron Orr, a close family member.
(4)   Includes shares issuable upon exercise of the right to convert shares of a subsidiary of MPAC for a total of up to 3,200,000 of our shares, which right may be exercised within the next 60 days and thereafter.

(5)   These amounts include beneficial ownership of securities not currently outstanding but which are reserved for immediate issuance on exercise of options. In particular, these amounts include shares issuable upon exercise of options as follows: 3,200,000 shares issuable to Paul Uppal; and 3,200,000 shares issuable to David R. Uppal.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth, as of the date of this registration statement, the name, age and position of the officers and directors of the MPAC and the date of appointment of such officer or director:

Name	Age	Position (1)	Date of Appointment
Adam J.C. Smith	38	Director, President, and CEO	December 15, 1999
Paul Uppal	49	Director and Treasurer	May 1, 2000
David R. Uppal	39	Director and Secretary	May 1, 2000
Michael M.D. Laidlaw	67	Director	May 1, 2000

(1) Pursuant to our bylaws, all directors serve for a term of one year, until they resign or until they are removed by majority vote at a meeting of the stockholders. Officers are elected by MPAC’s directors and serve for a term of one year, or until such time as their successor is appointed, until they resign or until they are removed by the directors.

None of the MPAC’s directors and officers hold positions with other reporting companies save for Mr. Laidlaw who is a director of Global Net Entertainment Corp. and Otish Mountain Exploration Inc., both publicly listed companies trading on the TSX Venture Exchange in Canada.

The following is a brief summary of the education and business experience of the following:

Adam J.C. Smith, Chief Executive Officer, President and Director: Mr. Smith has over 14 years experience in a variety of corporate finance positions most recently with Groome Capital Advisors of Montreal, Canada. Mr. Smith has been responsible for the acquisition, fundraising, and corporate duties necessary to create MPAC, has acted as an officer and director of a subsidiary of MPAC Corporation since its inception in 1998, and has acted as a Director and Chief executive officer of MPAC since 2000. Mr. Smith is responsible for several aspects of the operations of MPAC including the initiation of product marketing, application for regulatory approvals for the sale of the product, and the Company’s research and development projects. Mr. Smith graduated from the University of British Columbia in 1986 receiving a Bachelor of Arts degree in Philosophy.

Paul Uppal, Director and Treasurer: Mr. Uppal has served as Director of MPAC since May 1, 2000. Mr. Uppal has owned and operated a lumber marketing company for over 16 years and has been the Human Resources Manager of Goldwood Industries since 1986. Mr. Uppal is a real estate developer who joined the Real Estate and Sub-Mortgage Brokers Association of British Columbia in 1994. He previously owned and operated a local pub for 16 years, while serving as director of the Neighbourhood Pub Owners Association. Mr. Uppal had served on the board of directors of the North Fraser Harbour Commission since 1998. Mr. Uppal was recently appointed to a second term as Chairman of the Board of the North Fraser Port Authority in 1999 that manages the operation of a large port and waterway.

David R. Uppal, Director and Secretary: Mr. Uppal has owned and operated a lumber manufacturing firm, Universal Lumber Sales Ltd., for the past 15 years. Universal Lumber has 3 manufacturing facilities in the Canada, employing over 100 people. The manufactured products are sold in the U.S., predominantly in California. Sales in 1999 were in excess of $15,000,000. Mr. Uppal also overseas 60 employees generating $2.5 million in sales at Metrotown Restaurants Ltd., the operator of two restaurants. Mr. Uppal graduated from Simon Fraser University in 1984 with a Bachelor of Arts degree.

Michael M.D. Laidlaw, Director: Mr. Michael M. D. Laidlaw was appointed to the Board of the Company on May 1, 2000. He is an international financial consultant and advisor. Over the last ten years Mr. Laidlaw has assisted in achieving funding for companies trading on NASDAQ, TSX Venture (formerly the Canadian Venture Exchange) and TSX (formerly the Toronto Stock Exchange) exchanges. In 1955, he joined the London brokerage house of Angel H. Hart & Company in London, England, and in 1961 he moved to Vivian Gray & Company, also in London, England. In 1963, he became a member of the London Stock Exchange. In 1964 he was appointed a partner of Vivian Gray & Company and became the managing partner in 1980. Funds under his management during the early 1980.s amounted to over 2.5 Billion Pounds Sterling. In 1985, Mr. Laidlaw acquired Giles & Overy, a London brokerage house, and increased revenues by tenfold over a three-year period. In 1988, he became an independent financial advisor and consultant to many European and North American companies. Since September of 1999 Mr. Laidlaw has been a Director and President of Global Net Entertainment a publicly listed company trading on the TSX Venture Exchange in Canada. Mr. Laidlaw is also Director and President of Otish Mountain Exploration Inc., a publicly listed company trading on the TSX Venture Exchange in Canada.

Significant Employees

MPAC does not have any significant employees or written employment contracts with any employee or officer.

Family Relationships

There are no family relationships among the our directors or officers, except as between Paul Uppal and David R. Uppal who are related as second cousins.

ITEM 6.       EXECUTIVE COMPENSATION

The following table provides a summary of the compensation paid to the Chief Executive Officer for the years ended September 30, 2000, September 30, 2001, and September 30, 2002. No executive officer received a total annual salary, bonus and other compensation in excess of $100,000 in those periods. MPAC’s Chief Executive Officer has received no compensation other than consulting fees. No executive officer that would have otherwise been included in this table on the basis of salary and bonus earned for the 2002 fiscal year has been excluded by reason of his or her termination of employment or change in executive status during the fiscal year.

SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year*	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Adam J.C. Smith, President and CEO	2002	0	0	0	nil	nil	nil	nil
	2001	0	0	0	nil	nil	nil	nil
	2000	0	0	0	nil	nil	nil	nil

* the information in the above table is presented as at September 30 for each of the relevant years.

On October 1, 2001, the Board of Directors adopted MPAC’s 2001 Stock Option Plan, which provides for the granting to officers and key employees options to acquire stock in MPAC. Adoption and approval of the plan by the stockholders is pending. Subject to approval by the MPAC stockholders, the Board reserved for issuance upon the exercise of stock options granted pursuant to the plan 800,000 shares of common stock. Adam J.C. Smith and Michael M.D. Laidlaw were appointed to act as the members of the Stock Option Committee of the Board of Directors for the purpose of administering the plan. Commencing on the date of adoption by the Board of the plan, and until otherwise provided by resolution of the Board of Directors, and subject to the approval by the stockholders of MPAC of the plan, such Stock Option Committee shall have all the powers and exercise all the duties conferred upon it by the plan.

As of the date of this registration statement, we have not paid any bonuses or granted any stock awards, options or stock appreciation rights to any officer, director or employee. No options have been exercised. We have no arrangements for the compensation of directors and officers for their services as directors and officers.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Directors of MPAC are not currently compensated by us for meeting attendance or otherwise, but are entitled to reimbursement for their travel expenses. We do not pay additional amounts for committee participation or special assignments of the Board of Directors.

Adam J.C. Smith, President, Paul Uppal, Treasurer, and David R. Uppal, Secretary of MPAC, are currently the only full time executives of MPAC and are not in receipt of any salary at this time but are entitled to reimbursement for their travel expenses, and other expenses related to their duties as officers. Michael M.D. Laidlaw, a Director of MPAC, received consulting fees in the amount of $25,000 during fiscal 2001 for duties performed. In fiscal 2001, Mr. Laidlaw provided consulting services in connection with assessing capital markets, obtaining a quotation on the Pink Sheets trading service, and assisting with corporate finance initiatives.

Mr. Paul Uppal and Mr. David Uppal are the President and Secretary respectively of Micron Milling & Packaging Company Ltd., a subsidiary of MPAC, and have not received compensation to date for the services in those capacities, but are entitled to reimbursement for their travel expenses, and other expenses related to their duties as officers of the subsidiary.

During the fiscal 2001, MPAC borrowed $103,270 from Mr. Paul Uppal and an additional $103,270 from Mr. David Uppal by way of promissory notes. Both notes are due within 13 months of the date demand for repayment is made and otherwise have no specific terms of repayment. Interest accrues on the notes at the Royal Bank of Canada prime lending rate plus 1%. These notes are currently outstanding, and no demand for repayment has been received by us. The loans from David Uppal and Paul Uppal provided funds for the acquisition of capital equipment, the refurbishing and operation of the plant as well as for general and administrative purposes.

In connection with acquisition of Micron Milling and Packaging Ltd. during fiscal 2001, we issued 3,200,000 shares of the common stock of a subsidiary to Paul Uppal and 3,200,000 shares of the common stock of a subsidiary to David R. Uppal, who previously held 76.5% of the issued and outstanding shares in the capital of Micron. The shares issued to the Uppal’s carry the right of conversion into shares of MPAC on a one to one basis.

ITEM 8.       DESCRIPTION OF SECURITIES

Common Stock

Our Articles of Incorporation as amended and filed July 18, 1998 authorized the issuance of up to 100,000,000 shares of common stock with a par value of $0.001 per share. As at November 30, 2002, we had a total of 8,291,518 shares issued and outstanding held by 76 stockholders of record.

All of the outstanding shares of common stock are fully paid and non-assessable. Each share of common stock has the same rights, privileges and preferences. Holders of the shares of common stock have no pre-emptive rights to acquire additional shares or other subscription rights. They have no conversion rights and are not subject to redemption provisions or future calls by us.

The holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of common stock are not entitled to cumulate their votes.

In the event of our liquidation, dissolution, or winding-up, either voluntarily or involuntarily, the holders of the outstanding shares of our common stock are entitled to receive a pro rata share of our net assets as may be distributed after payment of all liabilities which may then be outstanding, subject to the preferences that may be applicable on any outstanding preferred stock if any.

Preferred Stock

MPAC may issue preferred stock from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The Board of Directors will determine the designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions on the preferred stock.

Charter and Bylaw Provisions Concerning Changes in Control

Our charter documents allow our Board of Directors to issue preferred stock, which may have rights and preferences that are superior to those of our common stock, thereby deterring a potential acquiror. Our Board of Directors is authorized, subject to any limitations prescribed by Nevada law, to provide for the issuance of preferred stock in one or more series to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and relative participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase or decrease the number of shares of any such series without further vote or action by the stockholders. The Board of Directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock. Although we have no current plans to issue preferred stock, the future issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a controlling interest in MPAC.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of MPAC is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, UT 84117, telephone, (801) 272-9294.

PART II

ITEM 1.        MARKET PRICE OF AND DIVIDENDS ON THE MPAC'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Trades in our common shares are quoted on the National Quotation Bureau’s Pink Sheets service. Our trading symbol on this service is MPCC. The Pink Sheets has a limited and sporadic trading market and does not constitute and established trading market. We have not yet completed any trades quoted on this service.

As of June 18, 2002, there were 8,291,518 shares of our common stock issued and outstanding. There are 800,000 shares of common stock reserved for outstanding options and warrants to purchase common stock. As at June 18, 2002, there were approximately 76 stockholders of record.

There are no contractual restrictions on the resale of the outstanding common stock. There are currently shares of our common stock that are restricted from resale under Rule 144 promulgated under the U.S. Securities Act of 1933, as follows:

Total restricted:            1,114,851

Total non-restricted:     7,176,667

Total held by affiliates:  2,376,518

In general, Rule 144 under the Securities Act provides that securities may be sold if there is current public information available regarding the issuer and the securities have been held at least one year. Rule 144 also includes restrictions on the amount of securities sold, the manner of sale and requires notice to be filed with the SEC. Under Rule 144 a minimum of one year must elapse between the later of the date of the acquisition of the securities from the issuer or from an affiliate of the issuer, and any resale under the Rule. If a one-year period has elapsed since the date the securities were acquired, the amount of restricted securities that may be sold for the account of any person within any three-month period, including a person who is an affiliate of the issuer, may not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding the date on which notice of sale is filed with the SEC. If a two-year period has elapsed since the date the securities were acquired from the issuer or from an affiliate of the issuer, a seller who is not an affiliate of the issuer at any time during the three months preceding a sale is entitled to sell the shares without regard to volume limitations, manner of sale provisions or notice requirements. Affiliates of the issuer are subject to an ongoing volume restriction pursuant to Rule 144 on resales of shares held by them.

Dividends Policy

We have not paid dividends on our common stock since our inception. Dividends on common stock are within the discretion of the Board of Directors and are payable from profits or capital legally available for that purpose. It is our current policy to retain any future earnings to finance the operations and growth of our business. Accordingly, we do not anticipate paying any dividends on common stock in the foreseeable future.

ITEM 2.       LEGAL PROCEEDINGS

To the best of our knowledge there are currently no legal actions pending, threatened, or contemplated against us or to be undertaken by us.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have not been any changes in or disagreements with our certifying accountants.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

In the previous three years, we issued the following securities without registration under the Securities Act of 1933 (the “Act”).

On May 1, 2000, we completed the sale of 200,000 shares of our common stock at a price of $0.50 per share for aggregate cash proceeds of $100,000. This offering was made in reliance upon the exemption from registration under Rule 504 of Regulation D promulgated thereunder. MPAC believes that this sale was also exempt under Regulation S promulgated under the Act, due to the foreign residency of the purchasers. The following table identifies the purchasers and the number of shares purchased by them respectively:

SHAREHOLDER	NUMBER OF SHARES
Paul Uppal	100,000
David R. Uppal	100,000
TOTAL:	200,000

On January 16, 2002, we completed the sale of 530,000 shares of our common stock at a price of $0.50 per share for aggregate cash proceeds of $265,000. This offering was made in reliance upon the exemption from registration under Rule 504 of Regulation D promulgated thereunder. MPAC believes that in the case of non-U.S. residents this sale was also exempt under Regulation S promulgated under the Act, due to the foreign residency of the purchasers. The following table identifies the purchasers and the number of shares purchased by them respectively:

SHAREHOLDER	NUMBER OF SHARES
Ken Brewster	50,000
Joshua Alter	14,000
Daniel Alter	3,000
Perry G. Kuchar	4,000
Evan Smith	10,000
Jennifer Chung	10,000
Carolyn Brewster	30,000
Tony Brewster	30,000
York Trust GMBH	100,000
David Pallet	20,000
Zale Martell	50,000
Rachael Alter	40,000
Raegan Stuart	10,000
Jacob Alter	104,000
David Bell	7,000
Mathew Ploszanski	15,000
Paul Jacoy	3,000
Tej Purba	15,000
Fred R. Sale	15,000
TOTAL	530,000

On May 23, 2002, we completed the sale of 200,000 shares of our common stock at a price of $0.50 per share for aggregate cash proceeds of $100,000. This offering was made in reliance upon the exemption from registration under Rule 504 of Regulation D promulgated thereunder. MPAC believes that this sale was also exempt under Regulation S promulgated under the Act, due to the foreign residency of the purchasers. The following table identifies the purchasers and the number of shares purchased by them respectively:

SHAREHOLDER	NUMBER OF SHARES
Carolyn Broady	100,000
A.C. Brewster	100,000
TOTAL:	200,000

During the period October 1, 2000 through September 30, 2001 we issued 70,000 shares to Jacob Alter as partial compensation for services provided during fiscal 2001, specifically, assisting us in assessing capital markets, and preparing for the listing of our shares on a recognized exchange or trading facility. These securities were issued without registration pursuant to Rule 506 of Regulation D. The shares are restricted pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933.

Also, on May 5, 2001 we signed an agreement whereby our then wholly owned subsidiary, 805332 Alberta Ltd. issued 6,400,000 shares convertible on a one to one basis into shares of MPAC, in exchange for the acquisition of a 76.5% interest in Micron Milling and Packaging Company Ltd. Our agreement to the conversion may constitute an offer and sale of securities, and is exempt from registration under the Act pursuant to Regulation S promulgated thereunder due to the foreign nationality of the purchasers.

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation and Bylaws limit the liability of our directors to the fullest extent permitted by Nevada corporate securities law. Specifically, directors of MPAC will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to MPAC or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

PART F/S INDEX TO FINANCIAL STATEMENTS

Audited financial statements of MPAC Corporation for the fiscal year ended September 30, 2001

Auditor’s Report
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
Consolidated Statement of Loss and Deficit
Consolidated Balance Sheet
Consolidated Statement of Shareholders’ Equity (Capital Deficiency)
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements

Financial statements of MPAC Corporation for the six months ended March 31, 2002

Notice to Reader
Consolidated Balance Sheet
Consolidated Statement of Capital Deficiency
Consolidated Statement of Loss and Deficit
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements

MPAC CORPORATION

Consolidated Financial Statements
Year Ended September 30, 2001
and Auditors’ Report

Hay & Watson CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Directors of
MPAC Corporation

We have audited the accompanying consolidated balance sheets of MPAC Corporation as at September 30, 2001 and September 30, 2000 and the related consolidated statements of loss and deficit, of shareholders’ equity (capital deficiency) and of cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of MPAC Corporation as at September 30, 2001 and September 30, 2000 and the results of its operations and of its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chartered Accountants

Vancouver, B.C., Canada
December 6, 2001

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9 • Tel: (604) 732-1466 Fax: (604) 732-3133

MPAC CORPORATION

Consolidated Balance
Sheets September 30, 2001
(Expressed in U. S. Dollars)

	2001	2000
ASSETS
Current
Cash and cash equivalents	$47,971	$43,848
Accounts receivable	29,771	22,928
Investment tax credits receivable	85,410	-
Inventory	15,071	19,688
Prepaid expenses and deposits (Note 2)	52,829	9,588

	231,052	96,052
Capital Assets (Note 3)	160,353	136,038

	$391,405	$232,090

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 4)	$161,014	$167,000
Deferred government grant (Note 5)	6,335	-
Current portion of capital lease obligation (Note 6)	5,859	-
Current portion of long-term debt (Note 7)	2,766	82,348
Demand loans (Note 8)	90,230	-

	266,204	249,348
Capital Lease Obligation (Note 6)	8,731	-
Long-Term Debt (Note 7)	423,342	296,009

	698,277	545,357

CAPITAL DEFICIENCY
Share Capital (Note 9)	518,515	231,014
Deficit	(825,387)	(544,281)

	(306,872)	(313,267)

	$391,405	$232,090

APPROVED BY THE BOARD

                /s/ Adam Smith                Director

      /s/ Michael M.D. Laidlaw         Director

MPAC CORPORATION

Consolidated Statements of Loss and Deficit
Year Ended September 30, 2001
(Expressed in U.S. Dollars)

	2001	2000	1999

SALES OF PRODUCT	$194,427	$-	$-
COST OF GOODS SOLD	139,220	-	-

GROSS PROFIT	55,207	-	-

OTHER INCOME
Interest income	661	441	1,325
Other income	-	27,557	290

	661	27,998	1,615

EXPENSES
Accounting	21,620	4,926	3,326
Amortization	34,938	12,583	5,788
Automobile	2,474	3,861	-
Consulting fees	95,587	124,947	51,524
Courier	726	2,258	-
Equipment rental	1,648	8,038	6,653
Foreign exchange	557	(4,437)	-
General and administrative	5,212	4,600	6,217
Insurance	5,726	5,026	3,845
Interest and bank charges	2,049	2,144	484
Interest on long-term debt	12,610	11,751	23,950
Legal	45,825	48,788	82,280
Management fee	18,079	6,736	23,715
Meals and entertainment	1,302	-	-
Professional fees	1,795	4,623	-
Rent and property taxes	21,375	51,728	45,913
Repairs and maintenance	5,446	256	3,892
Supplies and tools	3,544	3,378	13,308
Telephone and utilities	14,656	7,868	2,634
Transfer agent	2,590	-	-
Travel	19,257	1,291	-
Wages	19,958	-	-

	336,974	300,365	273,529

NET LOSS	(281,106)	(272,367)	(271,914)
DEFICIT, Beginning of Year	(544,281)	(271,914)	-

DEFICIT, End of Year	$(825,387)	$(544,281)	$(271,914)

Weighted Average Number of Shares	7,729,188	7,351,667	3,588,334

Loss Per Share	$(0.04)	$(0.04)	$(0.08)

MPAC CORPORATION

Consolidated Statements of Shareholders' Equity (Capital Deficiency)
Year Ended September 30, 2001
(Expressed in U. S. Dollars)

	2001	2000	1999

SHARE CAPITAL (Note 9)
Common shares
Issued and fully paid
Balance, beginning of year	$231,014	$56,014	$-
Issued for cash	190,000	175,000	56,014

Balance, end of year	421,014	231,014	56,014

Allotted for future issues
Issuable on exercise of share conversion rights
To be issued on conversion of 6,400,000 shares of 805332
as consideration for the acquisition of Micron (Note 1)	4,205	-	-
To be issued as a finder's fee for the acquisition of Micron	165	-	-
Issuable for consulting services, at the completion of services	34,388	-	-

Balance, end of year	38,758	-	-

Issued subsequent to year end
For the payment of debt to a company owned by a
director	58,743	-	-

Balance, end of year	58,743	-	-

	518,515	231,014	56,014

DEFICIT
Balance, beginning of year	(544,281)	(271,914)	-
Net loss	(281,106)	(272,367)	(271,914)

Balance, end of year	(825,387)	(544,281)	(271,914)

CAPITAL DEFICIENCY, End of Year	$(306,872)	$(313,267)	$(215,900)

MPAC CORPORATION

Consolidated Statements of Cash Flows
Year Ended September 30, 2001
(Expressed in U. S. Dollars)

	2001	2000	1999
CASH FLOWS USED FOR OPERATING ACTIVITIES
Cash received from
customers	$194,427	$-	$290
Cash paid to suppliers and employees	(534,522)	(175,995)	(225,424)
Government grant received	25,949	-	-
Interest received	661	441	1,325
Interest paid on capital lease obligation	(914)	-	-
Interest paid on long-term
debt	(550)	-	-

Net cash used in operating activities	(314,949)	(175,554)	(223,809)

CASH FLOWS USED FOR INVESTING ACTIVITIES
Purchase of equipment	(48,427)	(78,053)	(76,356)

CASH FLOWS FROM FINANCING ACTIVITIES
Long-term debt	177,499	122,790	243,816
Issue of common shares for cash	190,000	175,000	56,014
(Decrease) increase in cash overdraft	-	(335)	335

	367,499	297,455	300,165

INCREASE IN CASH AND CASH EQUIVALENTS	4,123	43,848	-

CASH AND CASH EQUIVALENTS, Beginning of Year	43,848	-	-

CASH AND CASH EQUIVALENTS, End of Year	$47,971	$43,848	$-

Supplemental Information on Non-Cash Transactions
Shares allotted for interest payment	(9,008)	(11,751)	(23,950)
Shares allotted for long-term debt
payment	(49,735)	11,751	23,950
Shares allotted for payment of consulting fee	(34,388)	-	-
Capital assets	(4,370)	-	-
Share allotted for future issues (Note 9)	97,501	-	-

MPAC CORPORATION

Consolidated Statements of Cash Flows
Year Ended September 30, 2001
(Expressed in U. S. Dollars)

	2001	2000	1999
CASH FLOWS USED FOR OPERATING ACTIVITIES

Net Loss	$(281,106)	$(272,367)	$(271,914)
Adjustments to reconcile net loss to net cash used in
operating activities
Amortization	34,938	12,583	5,788
Investment in tax credits	(71,569)	-	-
Consulting, interest and other non-cash items	40,024	11,751	-

	(277,713)	(248,033)	(266,126)
Change in operating assets and liabilities
Increase in accounts
receivable	(508)	(7,902)	(15,026)
Decrease (increase) in inventory	4,617	(19,688)	-
Increase in prepaid expenses and
deposits	(43,241)	(9,588)	-
Increase (decrease) in accounts payable and accrued
liabilities	(5,986)	109,657	57,343
Increase in demand loans	7,882	-	-

	$(314,949)	$(175,554)	$(223,809)

MPAC CORPORATION

Notes to Consolidated Financial Statements
September 30, 2001
(Expressed in U.S. Dollars)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

These consolidated financial statements have been prepared on the going concern basis, which presumes that the company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of business. The company has a working capital deficiency of $35,152 and a capital deficiency of $306,872 at September 30, 2001 and requires additional capital in order to remain a going concern. The continuation of the company is dependent on its ability to obtain the necessary capital to achieve profitability and to meet the requirements, from time to time, of lenders, if any, who are willing to provide this financing. The company intends to obtain additional capital primarily through the issue of shares and debt.

These consolidated financial statements do not reflect the adjustments or reclassifications which would be necessary if the company was unable to continue its operations.

Operations and Basis of Consolidation

The company was incorporated on June 18, 1998 in Nevada, U.S.A. and commenced investment operations in October 1998. The company’s wholly-owned subsidiary company, 805332 Alberta Ltd. (“805332”), was incorporated on October 29, 1998 and its 99.98% owned subsidiary company, Micron Milling & Packaging Company Ltd. (“Micron”), was incorporated on August 20, 1998. These consolidated financial statements include the accounts of the company, 805332 and Micron.

In October 1998 the company raised funds through the issue of shares and shareholder loans, which enabled 805332 to acquire a manufacturing facility located in Crossfield, Alberta, Canada in January 1999. The facility was used to process and package an agricultural product, using by-product sulphur as the primary feedstock, on a seasonal basis, largely between February and September each year. The company intended to manufacture sulphur-based fungicide product in the plant and market it in the United States. Due to financial difficulties caused by the lack of funds to meet ongoing lease obligations, 805332 was placed into receivership by two creditors, Sprague and Alves, on May 2, 2000. The Receiver was Smith Cageorge Bailey Inc. of Calgary, Alberta. In consultation with the creditors, it was agreed that the assets of 805332 would be bought from the Receiver by Micron, a company then independent of MPAC and 805332. It was further agreed that the required funding for the refurbishing of the plant and operations would be provided for by funds from Sprague and Alves, by investments from the principals of Micron (Messrs Uppal and Uppal) and by an investment from MPAC. Micron had not previously been a creditor of MPAC or 805332. It was also agreed on May 5, 2000 that MPAC would acquire the 76.5% shares of Micron owned by the two Uppals. The two Uppals would be appointed directors of MPAC upon completion of the acquisition.

MPAC CORPORATION

Notes to Consolidated Financial Statements
September 30, 2001
(Expressed in U.S. Dollars)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Micron was inactive from the date of its incorporation to the date it acquired the plant from the Receiver.

Following the sale of the assets of 805332 both MPAC and 805332 had no significant assets. 805332 came out of receivership on June 1, 2000 and at this point was 100% owned by MPAC Corp.

The company acquired Micron by exchanging the 76.5% of the common shares of Micron owned equally by the two Uppals for 6,400,000 common shares of 805332. Under the terms of the share exchange, these shares are convertible into 6,400,000 common shares of MPAC and have been recorded at a nominal value. The exchange of the Micron shares for shares of 805332 rather than an immediate exchange into MPAC shares is due to the more favourable tax treatment for the holders of the Micron shares, i.e., by exchanging their interest in Micron for shares in another Canadian corporation rather than a United States corporation, any tax consequences can be deferred until the ultimate conversion of their 805332 shares into MPAC common shares. The holders of the 805332 shares have consented to exercise the right of conversion at the time the company requests it, subject to an acceptable tax consequence on the conversion. 805332 has no other assets or operations and MPAC retains a minority interest in the company. Upon conversion MPAC will own a 100% interest in 805332.

The ultimate beneficial ownership of the sulphur fungicide manufacturing plant has, with the exception of three days in 2000, during which the plant was not operating, remained with the MPAC shareholders. These consolidated financial statements have accordingly been prepared as though the operations of the company, 805332 and Micron had been combined since their dates of incorporation.

Revenue Recognition

The company’s only product is a sulphur-based fungicide used in agriculture. Revenue from the sale of this product is recognized at fair value when the product is shipped. Sales discounts are netted against the related sales.

Cash Equivalents

Cash equivalents are defined as highly liquid securities with maturities of three months or less.

Inventory

Finished goods inventory is recorded at the lower of cost and net realizable value. Raw materials inventory is recorded at the lower of cost and replacement cost. Cost is determined using the average cost method.

MPAC CORPORATION

Notes to Consolidated Financial Statements
September 30, 2001
(Expressed in U.S. Dollars)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	Capital Assets

	Capital assets are recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

	Automobile	30%
	Equipment	20%
	Computer equipment	30%
	Equipment under capital lease	Straight line basis over lease term

Repairs and maintenance expenditures on capital assets are expensed when incurred unless they extend the productive life of the asset. In that case they are capitalized and amortized over the estimated useful life of the asset in accordance with the methods and rates noted above.

Management periodically reviews the recoverability of long-lived assets based upon anticipated cash flows generated from such assets. The asset would be adjusted to reflect a valuation of the lower of cost or the net recoverable amounts calculated on an undiscounted cash flow basis. Management believes that there has been no impairment as at September 30, 2001 and September 30, 2000.

	Research and Development

	Research and development costs are charged to expense as incurred.

	Government Assistance

	Research and Development Grants

Government grants for research and development which are non-refundable are accounted for using the cost reduction method whereby, when the company has reasonable assurance that the grants will be received, the grants are deducted from the related research and development expenditures. When the company does not have reasonable assurance that the grants will be received, they are not recorded until they are actually received. They are deducted from the related expenditures when received, or, if they are received in a subsequent period when no such research and development expenditures have been incurred, they are recorded as other income.

Government grants received before the related expenditures are incurred or which are repayable unless specific conditions are completed are deferred until the company has fulfilled all of its obligations related to the work and reporting requirements of the grants.

MPAC CORPORATION

Notes to Consolidated Financial Statements
September 30, 2001
(Expressed in U.S. Dollars)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Government Assistance

Investment Tax Credits

Investment tax credits are available to the company on defined expenditures related to the construction and operation of the plant. Investment tax credits are accounted for using the cost reduction method whereby, when the company has reasonable assurance that the tax credits will be realized, the credits are deducted from the cost of the related assets or the related expenses.

During the year ended September 30, 2001 the company recorded investment tax credits receivable from the Government of Canada amounting to $85,410 (2000 - $41,423) $13,841 (2000 - $10,136) of which related to capital asset purchases and $71,569 (2000 - $31,287) to qualifying expenses.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange revailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Translation gains and losses are included in the determination of accumulated other comprehensive income, a component of shareholders’ equity.

Translation adjustments for the years ended September 30, 2001, 2000 and 1999 have not been material and therefore have been included in the determination of net loss for these years. In addition, there were no material transaction gains or losses during these years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results may ultimately differ from the estimates. Management believes such estimates to be reasonable.

Accounting Pronouncements

The company adopts new pronouncements relating to generally accepted accounting principles applicable to the company as they are issued, which may be in advance of their effective date.

MPAC CORPORATION

Notes to Consolidated Financial Statements
September 30, 2001
(Expressed in U.S. Dollars)

2	.	PREPAID EXPENSES AND DEPOSITS

	2001	2000

Prepaid rent and utilities	$9,588	$9,588
Prepaid insurance and other	877	-
Prepaid purchase of sulphur	3,284	-
Refundable deposit on machinery purchase	39,080	-

	$52,829	$9,588

3	.	CAPITAL ASSETS

		2001
		Accumulated	Net Book
	Cost	Amortization	Value

Automobile	$13,151	$1,972	$11,179
Equipment	172,768	38,593	134,175
Computer equipment	1,642	909	733
Equipment under capital lease	18,342	4,076	14,266

	$205,903	$45,550	$160,353

		2000
		Accumulated	Net Book
	Cost	Amortization	Value

Automobile	$-	$10,334	$-
Equipment	144,178	278	133,844
Computer equipment	2,472	-	2,194
Equipment under capital lease	-	-	-

	$146,650	$10,612	$136,038

4	.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000

Trade accounts payable	$96,921	$62,260
Professional fees payable	64,093	45,551
Equipment loan payable	-	22,875
Engineering service fees payable	-	36,314

	$161,014	$167,000

MPAC CORPORATION

Notes to Consolidated Financial Statements
September 30, 2001
(Expressed in U.S. Dollars)

5	.	DEFERRED GOVERNMENT GRANT

During the year ended September 30, 2001 the company’s operating subsidiary in Canada, Micron, received a grant of $6,335 from an agency of the Government of Canada. However, all the work and reporting obligations for this grant had not been completed by Micron as of the year end and this amount was therefore recorded as a deferred grant. Mircon completed its obligations subsequent to the year end.

6	.	CAPITAL LEASE OBLIGATION

Future minimum lease payments under a capital lease obligation at September 30, 2001 are:

2002	$7,000
2003	7,000
2004	2,333

16,333
Less amount representing interest	(1,743)

14,590
Less current portion	(5,859)

$8,731

7	.	LONG -TERM DEBT

			2001	2000

		Bank loan payable with interest at 9.55% per annum, repayable in blended monthly payments of $275 per month, secured by an automobile	$6,615	$-

		Loan, interest only payable at 12% per annum, with no specific repayment terms. This loan was unsecured, payable to a company owned by a director and shareholder, and was converted into shares on June 30, 2001 (Note 9)	-	57,918

		Notes payable, unsecured, bearing interest at 10% per annum, reclassified as demand loans for the year ending September 30, 2001 (Note 8)	-	82,348

MPAC CORPORATION

Notes to Consolidated Financial Statements
September 30, 2001
(Expressed in U.S. Dollars)

7	.	LONG-TERM DEBT (continued)

			2001	2000

Loans payable to shareholders without interest and with no specific repayment terms. These loans represent cash advances used for the purpose of construction of the plant and for working capital. Loans in the amount of $198,354 are secured by a general security agreement over the assets of the company.

			419,493	238,091

			426,108	378,357
		Less current portion	(2,766)	(82,348)

			$423,342	$296,009

		Principal repayment of long term debt during the next three years is expected to be:

2002	$2,766
2003	3,042
2004	807

8	.	DEMAND LOANS

The demand loans (Note 7) bear interest at 10% per annum, are unsecured and are payable on demand.

9	.	SHARE CAPITAL

Authorized
Unlimited number of common shares without par value

	Number of
	Shares	Amount
Issued and fully paid
Balance, October 1, 1998	-	$-
Issued for cash	7,176,667	56,014

Balance, September 30, 1999	7,176,667	56,014
Issued for cash	350,000	175,000

Balance, September 30, 2000	7,526,667	231,014
Issued for cash	380,000	190,000

Balance, September 30, 2001	7,906,667	421,014

MPAC CORPORATION

Notes to Consolidated Financial Statements
September 30, 2001
(Expressed in U.S. Dollars)

9	.	SHARE CAPITAL (continued)

		Allotted for future issues
		Issuable on the exercise of share conversion rights (Note 1)
		To be issued on conversion of 6,400,000 shares of 805332,
		as consideration for the acquisition of Micron	6,400,000	4,205
		To be issued as a finder’s fee for the acquisition of Micron	250,000	165
		Issuable for consulting services, at the completion of services	70,000	34,388

			6,720,000	38,758

		Issued subsequent to year end
		For payment of debt to a company owned by a director
		and shareholder	114,851	58,743

			6,834,851	97,501

				$518,515

On May 5, 2000 the company allotted, as part of a series of transactions related to the acquisition of Micron (Note 1), 6,400,000 common shares to be issued on the conversion of 6,400,000 shares of 805332 into common shares of the company. The common shares may be issued at the request of the owners of the 805332 shares or at the request of the company and have not been issued to date due to possible Canadian tax consequences to the owners of 805332 shares. The allotment of these common shares has been recorded as a nominal value.

On May 5, 2000, the company allotted 250,000 common shares to be issued as a finder’s fee related to the acquisition of Micron (Note 1). These common shares will be issued when the 805332 shareholders exercise their conversion rights and have been valued on the same basis as the 805332 conversion right.

On October 4, 2000, 70,000 common shares were allotted for the future issue to a financing consultant in conjunction with services rendered. These common shares are valued on the basis of this consulting work and cash consideration received by the company for common shares at the time agreement for the services was reached and will be issued when the services are completed.

The debt amounting to $58,743, which was payable to a company owned by a shareholder, was repaid by the issue of 114,851 common shares. The valuation was based on the accrued principal and interest owing and the cash consideration received by the company for common shares at the time agreement for the share repayment was reached.

MPAC CORPORATION

Notes to Consolidated Financial Statements
September 30, 2001
(Expressed in U.S. Dollars)

10	.	RESEARCH AND DEVELOPMENT COSTS

The company’s research and development costs are primarily composed of external engineering consulting fees and are classified as consulting fees in these financial statements. The amount of research and development consulting fees incurred were $53,325 and $27,356 for the years ended September 30, 2001 and 2000, respectively. During the year ended September 30, 2001 the company received government grants of $25,259 relating to these expenditures, which were recorded as a reduction of consulting fees.

11	.	INCOME TAXES

The company has incurred losses for Canadian income tax purposes of approximately $307,000 which can be carried forward to reduce taxable income in future years to 2007. The company has incurred losses for U.S. income tax purposes of approximately $275,000 which can be carried forward to reduce taxable income in future years to 2015. The potential income tax benefits of these losses have not been recognized in these consolidated financial statements.

The company also has available unclaimed investment tax credits of approximately $22,000 and unclaimed research and development expenses of approximately $592,000 which may be carried forward and used to reduce future income taxes in Canada.

Investment tax credits that the company is eligible to receive in any year are recorded for tax and accounting purposes when receipt is more certain than not, either as a reduction of capital assets additions or of expenses.

The statutory tax rates applicable to the company’s manufacturing and sale of operations in Canada are:

		Taxable income up to $127,000	18.37%
		Taxable income greater than $127,000	29.46%

12	.	RELATED PARTY TRANSACTIONS

		Related party transactions not disclosed elsewhere in these financial statements were:

	2001	2000	1999

Interest on long-term debt related to principal
shareholder loans	$4,718	$4,279	$3,992

Financing consulting fees paid to a director	17,500	7,500	-

Accounts receivable from President			5,683

MPAC CORPORATION

Notes to Consolidated Financial Statements
September 30, 2001
(Expressed in U.S. Dollars)

13	.	SEGMENT INFORMATION

The company produces its sulphur-based fungicide at a plant located in Canada and the sales of this product are primarily in the Unites States of America. The company has one dominate customer who contributed more than 10% of the consolidated sales in 2001 (2001 - $176,789). The accounting policies of the operating segment are the same as those described in Note 1. The company evaluates the performance of its operating segments based primarily on operating profit.

14	.	CONTINGENCIES AND COMMITMENTS

The company entered into a premises lease agreement with Finnie Holdings Ltd. (“Finnie”) on March 1, 2000, pursuant to which the company will be required to pay $31,676 to Finnie if it does not comply with all the covenants, conditions and obligations of the lease. Finnie will waive payment of the $31,676 at the end of the lease if the company complies with all the covenants, conditions and obligations of the lease. The initial lease term was for one year and the lease is renewable on a year to year basis until February 28, 2010.

The company is committed to payments of $19,005 to February 28, 2002, the end of the next lease term.

Orders to cease operations for environmental contamination were issued for the premises the company operates from by Alberta Environment and the Town of Crossfield .The Alberta Environment order related to the operations of a previous tenant and it is expected that all costs relating to remedial work will be borne by Finnie. The order from the Town of Crossfield relates to the company’s operations. The management of the company has determined that the required remedial work was completed prior to the year end and that the order will be lifted after the completion of the required inspections.

15	.	FINANCIAL INSTRUMENTS

The fair value of the company’s financial instruments, which are cash, accounts receivable, and accounts payable, approximate their carrying value in these financial statements.

The company reduces its credit risk, the possibility that entities to which the company sells its products may experience financial difficulty and be unable to fulfil their obligations, by performing credit evaluations before sales are made.

MPAC CORPORATION

Consolidated Financial Statements
Six Months Ended March 31, 2002

NOTICE TO READER

We have compiled the balance sheet of MPAC Corporation as at March 31, 2002 and the statement of loss and deficit, of capital deficiency and of cash flows for the six months period ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

HAY & WATSON

Vancouver, B.C., Canada
July 10, 2002

MPAC CORPORATION

Consolidated Balance Sheet
March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited - See Notice to Reader)

	2002	2001
ASSETS

Current
Cash	$39,350	$41,557
Accounts receivable	34,555	24,769
Investment tax credits receivable	84,568	-
Inventory	-	31,036
Prepaid expenses	49,369	13,260

	207,842	110,622
Capital Assets (Note 2)	135,632	193,485

	$343,474	$304,107

LIABILITIES

Current
Accounts payable and accrued liabilities	$170,894	$113,422
Deferred revenue	-	-
Current portion of capital lease obligation (Note 3)	5,942	5,618
Current portion of long term debt (Note 4)	2,806	2,653
Demand loans (Note 5)	119,486	86,310

	299,128	208,003
Capital Lease Obligation (Note 3)	5,403	11,795
Long Term Debt (Note 4)	416,040	363,776

	720,571	583,574

CAPITAL DEFICIENCY

Share Capital (Note 6)	568,515	425,384
Deficit	(945,612)	(704,851)

	(377,097)	(279,467)

	$343,474	$304,107

APPROVED BY THE BOARD

                /s/ Adam Smith                Director

      /s/ Michael M.D. Laidlaw         Director

MPAC CORPORATION

Consolidated Statement of Capital Deficiency
Six Months Ended March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited - See Notice to Reader)

	2002	2001	2000

Share Capital (Note 6)
Common shares
Issued and fully paid
Balance, beginning of period	$421,014	$231,014	$56,014
Issued for cash	50,000	190,000	-

Balance, end of period	471,014	421,014	56,014

Allotted for future issues
Balance, beginning of period	-	-	-
To be issued on conversion of 6,400,000 shares of 805332,
as consideration for the acquisition of Micron (Note 1)	4,205	4,205	-
To be issued as a finder's fee for the acquisition of Micron	165	165	-
To be issued for conversion of debt to shares	58,743	-	-
To be issued for a consulting fee	34,388	-	-

Balance, end of period	97,501	4,370	-

	568,515	425,384	56,014

Deficit
Balance, beginning of period	(825,387)	(544,281)	(271,914)
Net loss	(120,225)	(160,570)	(84,960)

Balance, end of period	(945,612)	(704,851)	(356,874)

Capital Deficiency, end of period	$(377,097)	$(279,467)	$(300,860)

MPAC CORPORATION

Consolidated Statement of Loss and Deficit
Six Months Ended March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited - See Notice to Reader)

	2002	2001	2000
Revenue
Sales	$32,591	$-	$-
Interest income	151	-	253
Other income	22,984	-	-

	55,726	-	253

Cost of goods sold	13,794	-	-
Expenses
Accounting	14,614	2,092	-
Amortization	15,200	16,521	1,982
Automobile	13	2,068	284
Consulting fees	-	35,732	31,973
Equipment rental	-	3,563	735
Foreign exchange	1,344	(1,703)	1,620
Freight and delivery	838	7,842	-
General and administrative	5,809	3,056	20
Insurance	537	3,027	2,018
Interest and bank charges	1,052	212	557
Interest on long term debt	26,092	7,262	5,912
Legal	31,180	7,485	18,995
Management fees	7,453	16,001	-
Meals and entertainment	108	-	-
Professional fees	10,379	1,805	5,491
Rent and property taxes	27,643	23,580	13,328
Repairs and maintenance	-	1,511	-
Supplies and tools	9,302	4,478	513
Telephone and utilities	5,141	6,041	1,263
Transfer agent	1,016	1,115	-
Travel	2,554	10,354	522
Wages	1,882	8,528	-

	162,157	160,570	85,213

NET LOSS	(120,225)	(160,570)	(84,960)

DEFICIT, Beginning of Period	(825,387)	(544,281)	(271,914)

DEFICIT, End of Period	$(945,612)	$(704,851)	$(356,874)

Weighted Average Number of Shares	7,754,188	7,668,645	7,176,667

Loss Per Share	$(0.02)	$(0.02)	$(0.01)

MPAC CORPORATION

Consolidated Statement of Cash Flows
Six Months Ended March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited - See Notice to Reader)

	2002	2001	2000
Cash Flows Used for Operating Activities
Cash receipts from customers	$44,456	$-	$-
Cash paid to suppliers and employees	(94,833)	(207,084)	(1,642)
Interest received	151	-	253
Interest paid	(1,052)	(341)	-

	(51,278)	(207,425)	(1,389)

Cash Flows Used for Investing Activities
Purchase of equipment	-	(69,598)	(42,700)

Cash Flows From Financing Activities
Long term debt (repayment) advance	(7,343)	84,732	69,701
Issue of common shares for cash	50,000	190,000	-

	42,657	274,732	69,701

Increase (Decrease) in Cash	(8,621)	(2,291)	25,612

Cash (Bank Overdraft), Beginning of Period	47,971	43,848	(335)

Cash, End of Period	$39,350	$41,557	$25,277

MPAC CORPORATION

Notes to Consolidated Financial Statements
March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited – See Notice to Reader)

1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, and which include the following significant policies:

Going Concern

These consolidated financial statements have been prepared on the going concern basis, which presumes that the company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of business. The company has a working capital deficiency of $91,286 and a capital deficiency of $377,097 at March 31, 2002 and requires additional capital in order to remain a going concern. The continuation of the company is dependent on its ability to obtain the necessary capital to achieve profitability and to meet the requirements, from time to time, of lenders, if any, who are willing to provide this financing.

These consolidated financial statements do not reflect the adjustments or reclassifications which would be necessary if the company was unable to continue its operations.

Operations and Basis of Consolidation

The company was incorporated on July 18, 1998 in Nevada, U.S.A. and commenced investment operations in October 1998. The company’s wholly-owned subsidiary company, 805332 Alberta Ltd. (“805332”), was incorporated on October 29, 1998 andits 99.98% owned subsidiary company, Micron Milling & Packaging Company Ltd. (“Micron”), was incorporated on August 20, 1998. These consolidated financial statements include the accounts of the company, 805332 and Micron.

805332 Alberta Ltd. acquired a manufacturing facility located in Crossfield, Alberta, Canada in November 1998. The facility was used to process and package agricultural products, using by-product sulphur as the primary feedstock, on a seasonal basis, largely between February and September each year. It intended to market this sulphur-based fungicide in the United States. Because of financial difficulty 805332 was placed in receivership and sold the manufacturing facility on May 2, 2000 to Micron. At that date, Micron was owned by two individuals. The company agreed to acquire all the outstanding shares of Micron (by issuing shares to the current owners of that company) on May 5, 2000 and completed the acquisition by issuing 6,400,000 common shares of 805332 on February 19, 2001.The 805332 shares are convertible on a one-to-one basis into common shares of the company at the request of the holders of those shares. These consolidated financial statements have accordingly been prepared as though the operations of the company, 805332 and Micron had been combined since their dates of incorporation.

MPAC CORPORATION

Notes to Consolidated Financial Statements
March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited – See Notice to Reader)

1.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	Inventory

Finished goods inventory is carried at the lower of cost and net realizable value. Raw materials inventory is carried at the lower of cost and replacement cost. Cost is determined on the average cost basis.

	Capital Assets

	Capital assets are recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

	Automobile	30%
	Equipment	20%
	Computer equipment	30%
	Equipment under capital lease	Straight line basis over lease term

	Research and Development Costs

Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The company has not deferred any such development costs to date.

	Investment Tax Credits

Investment tax credits are accounted for using the cost reduction method whereby, when the company has reasonable assurance that the tax credits will be realized, such credits are deducted from the expenses or assets to which they relate.

	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

MPAC CORPORATION

Notes to Consolidated Financial Statements
March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited – See Notice to Reader)

1	.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada and the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results may ultimately differ from the estimates.

2	.	CAPITAL ASSETS

			2002	2001
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Automobile	$13,151	$3,594	$9,557	$12,233
Equipment	163,247	49,122	114,125	161,955
Computer equipment	1,642	1,002	640	1,877
Equipment under capital lease	18,342	7,032	11,310	17,420

	$196,382	$60,750	$135,632	$193,485

3	.	CAPITAL LEASE OBLIGATION

Future minimum lease payments under a capital lease obligation are:

2002	$3,385
2003	6,770
2004	2,257

12,412
Less amount representing interest	(1,067)

11,345
Less current portion	(5,942)

$5,403

MPAC CORPORATION

Notes to Consolidated Financial Statements
March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited – See Notice to Reader)

4	.	LONG TERM DEBT

			2002	2001

		Bank loan payable with interest at 9.55% per annum,
		repayable in blended monthly payments of $275 per
		month	$5,093	$7,947

		Loan, interest only payable at 12% per annum, with no
		specific repayment terms. This loan is payable to a
		company owned by a shareholder	-	57,115

		Loans, payable to shareholders without interest and with
		no specific repayment terms	413,753	301,367

			418,846	366,429
		Less current portion	(2,806)	(2,653)

			$416,040	$363,776

Principal repayment of long term debt during the next two years is expected to be:

2003	$2,806
2004	2,287

5	.	DEMAND LOANS

The demand loans bear interest at 10% per annum and are payable on demand.

MPAC CORPORATION

Notes to Consolidated Financial Statements
March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited – See Notice to Reader)

6	.	SHARE CAPITAL

Authorized unlimited number of common shares without par value

	Number of
	Shares	Amount

Issued and fully paid
Balance, October 1, 1998	-	$-
Issued for cash	7,176,667	56,014

Balance, September 30, 1999	7,176,667	56,014
Issued for cash	350,000	175,000

Balance, September 30, 2000	7,526,667	231,014
Issued for cash	380,000	190,000

Balance, March 31 and September 30, 2001	7,906,667	421,014
Issued for cash	100,000	50,000

Balance, March 31, 2002	8,006,667	471,014

Allotted for future issues
To be issued on conversion of 6,400,000 shares of
805332, as consideration for the acquisition of Micron
(Note 1)	6,400,000	4,205
To be issued as a finder’s fee for the acquisition of
Micron	250,000	165
To be issued for conversion of debt to shares	114,851	58,743
To be issued for a consulting fee	70,000	34,388

	6,834,851	97,501

		$568,515

MPAC CORPORATION

Notes to Consolidated Financial Statements
March 31, 2002
(Expressed in U.S. Dollars)
(Unaudited – See Notice to Reader)

7.	INCOME TAXES

The company has incurred losses for Canadian income tax purposes of approximately Cdn$376,579 which can be carried forward to reduce taxable income in future years to 2007. The company has incurred losses for U.S. income tax purposes of approximately $274,961 which can be carried forward to reduce taxable income in future years. The potential income tax benefits of these losses have not been recognized in these consolidated financial statements.

The company also has available unclaimed Scientific Research and Experimental Development Expenditures of approximately Cdn$592,575 which may be carried forward indefinitely and used to reduce future income taxes in Canada.

8.	CONTINGENCIES AND COMMITMENTS

The company entered into a premises lease agreement with Finnie Holdings Ltd. (“Finnie”) on March 1, 2000, pursuant to which the company will be required to pay $31,676 to Finnie if it does not comply with all the covenants, conditions and obligations of the lease. Finnie will waive payment of the $31,676 at the end of the lease if the company complies with all the covenants, conditions and obligations of the lease. The initial lease term was for one year and the lease is renewable on a year to year basis until February 28, 2010.

Orders to cease operations for environmental contamination were issued for the premises the company operates from by Alberta Environment and the Town of Crossfield. The Alberta Environment order related to the operations of a previous tenant and it is expected that all costs relating to remedial work will be borne by Finnie. The order from the Town of Crossfield relates to the company’s operations. The management of the company has determined that the required remedial work was completed prior to the year end and that the order will be lifted prior to be commencement of the 2002 production season.

9.	FINANCIAL INSTRUMENTS

The fair value of the company’s financial instruments, which are cash, accounts receivable, and accounts payable, approximate their carrying value in these financial statements.

The company reduces its credit risk, the possibility that entities to which the company sells its products may experience financial difficulty and be unable to fulfil their obligations, by performing credit evaluations before sales are made.

PART III

ITEM 1. INDEX TO EXHIBITS

The following exhibits are files with or incorporated by reference into this Registration Statement (numbering corresponds to Exhibit table in Item 601of Regulation S-B):

Exhibit
Number	Description

2.1	Articles of Incorporation of MPAC Corporation (1)

2.2	By-Laws of MPAC Corporation (1)

6.1	Promissory Notes issued by MPAC to David Uppal

6.2	Promissory Notes issued by MPAC to Paul Uppal

10.2	Share Exchange Agreement between 805332 Alberta Ltd., MPAC Corporation, Paul
Uppal, David Uppal and Micron Milling and Packaging Company Ltd.

1.	Incorporated by reference from the registrant’s registration statement on Form 10-SB filed with the Securities and Exchange Commission on July 31, 2002.

1

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, MPAC has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.

MPAC CORPORATION
(Registrant)
Date: December 13, 2002
By: /s/ Adam Smith
President

EXHIBIT 6.1

PROMISSORY NOTE ISSUED BY MPAC TO
DAVID UPPAL

Borrower: MPAC Corporation of Suite 333, 3838 Camino Del Rio North, San Diego, CA.

Principal Amount: $103,270.00 United States Dollars

Promissory Note

1	.	FOR VALUE RECEIVED, MPAC Corporation promises to pay to David Uppal at such address as may be provided in writing to MPAC Corporation, the principal sum of $103,270.00 with interest payable on theunpaid principal at the rate of Royal Bank of Canada Prime Rate plus one percent per annum, calculated half-yearly not in advance. Interest payment may be waived with the consent of MPAC Corporation and David Uppal.

2	.	This promissory note will be repaid in full 13 months from demand of repayment.

3	.	Notwithstanding anything to the contrary in this note, if MPAC Corporation defaults in the performance of any obligation under this Note, then David Uppal may declare the principal amount owing under this note at that time to be immediately due and payable.

4	.	All cost, expenses and expenditures including, and without limitation, the complete legal costs incurred by David Uppal in enforcing this promissory note as a result of any default by MPAC Corporation, will be added to the principal then outstanding and will immediately be paid by MPAC Corporation.

5	.	This note will be construed in accordance with and governed by the laws of the Province of British Columbia, Canada

6	.	This note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of MPAC Corporation and David Uppal.

7	.	MPAC Corporation waives presentment for payment, notice of non-payment, protest and notice of protest.

IN WITNESS WHEREOF MPAC Corporation has duly affixed his signature under seal on this 28th day of November, 2002.

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
	)	/s/ Adam Smith
	)	MPAC Corporation
/s/ Michael Laidlaw	)
)
)
	)	/s/ David Uppal
David Uppal

1

EXHIBIT 6.2

PROMISSORY NOTE ISSUED BY MPAC TO
DAVID UPPAL

Borrower: MPAC Corporation of Suite 333, 3838 Camino Del Rio North, San Diego, CA.

Principal Amount: $103,270.00 United States Dollars

Promissory Note

1	.	FOR VALUE RECEIVED, MPAC Corporation promises to pay to Paul Uppal at such address as may be provided in writing to MPAC Corporation, the principal sum of $105,000.00 with interest payable on the unpaid principal at the rate of Royal Bank of Canada Prime plus one percent per annum, calculated half-yearly not in advance. Interest payment may be waived wirth the consent of MPAC Corporation and Paul Uppal.

2	.	This promissory note will be repaid in full 13 months from demand of repayment.

3	.	Notwithstanding anything to the contrary in this note, if MPAC Corporation defaults in the performance of any obligation under this Note, then Paul Uppal may declare the principal amount owing under this note at that time to be immediately due and payable.

4	.	All cost, expenses and expenditures including, and without limitation, the complete legal costs incurred by Paul Uppal in enforcing this promissory note as a result of any default by MPAC Corporation, will be added to the principal then outstanding and will immediately be paid by MPAC Corporation.

5	.	This note will be construed in accordance with and governed by the laws of the Province of British Columbia, Canada

6	.	This note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of MPAC Corporation and Paul Uppal.

7	.	MPAC Corporation waives presentment for payment, notice of non-payment, protest and notice of protest.

IN WITNESS WHEREOF MPAC Corporation has duly affixed his signature under seal on this 28th day of November, 2002.

SIGNED, SEALED AND DELIVERED	)
in the presence of:	)
	)	/s/ Adam Smith
	)	MPAC Corporation
/s/ Michael Laidlaw	)
)
)
	)	/s/ Paul Uppal
Paul Uppal

1

EXHIBIT 10.2

SHARE EXCHANGE AGREEMENT BETWEEN 805332 ALBERTA LTD., MPAC
CORPORATION, PAUL UPPAL, DAVID UPPAL
AND MICRON MILLING AND PACKAGING COMPANY LTD.

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT made as of the 5th day of May, 2000

BETWEEN:

805332 ALBERTA LTD.
4500 Bankers Hall East
855 2nd Avenue SW
Calgary, Alberta
T2P 4K9

(“805332”)

AND:

MPAC CORPORATION
3838 Camino Del Rio
San Diego, California
USA 92108

(“MPAC”)

AND:

PAUL UPPAL
11032 Scarborough Drive
Delta, B.C.
V4C 7S5

-and-

DAVID UPPAL
8349 Laurel Street
Vancouver, B.C.
V6P 3V4

(together “the Vendors”)

AND:

MICRON MILLING AND PACKAGING COMPANY LTD.
603 McCool Street
Crossfield, Alberta
T0M 0S0

(“Micron”)

1

WHEREAS:

A:	The Vendors are the legal and beneficial holders of 76.5% of the issued and Outstanding shares (the “Shares”) of Micron as follows:

Name Certificate Number	No. & Class

Paul Uppal A-5	38.25 Class “A”

David Uppal A-6	38.25 Class “A”

B:	MPAC is the legal and beneficial holders of 100% of the issued and outstanding shares of 805332;

C:	The Vendors have agreed to sell and 805332 has agreed to purchase the Shares on the terms and subject to the conditions hereinafter set out.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, covenants, agreements and warranties hereinafter set forth, it is hereby agreed as follows:

1.0     Vendors’ Warranties and Representations In order to induce 805332 and MPAC to enter into and consummate this Agreement the Vendors represent and warrant to and covenant with 805332 and MPAC as follows:

         (a) the Vendors are the registered holders and beneficial owners of the Shares and that the Shares are free of all mortgages, liens, claims, charges, security interests, adverse claims, pledges, calls, trusts, voting trusts, shareholder agreements, equities, covenants, demands and encumbrances of any nature and kind whatsoever;

         (b) the Vendors have due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and to transfer the legal and beneficial title and ownership of the Shares;

         (c) the Vendors are residents of Canada within the meaning of that term in the Income Tax Act (Canada);

         (d) to be best of the knowledge of the Vendors the remaining shareholders of Micron are as follows:

Name	Certificate Number	No. & Class

Raymond C. Lee	A-4	13.5 Class “A”

Finney Holdings Ltd	A-7	10.0 Class “A”

2.0     Purchase and Sale On the basis of the representations and warranties of the Vendors set forth in paragraph 1 of this Agreement, 805332 hereby purchases and the Vendors hereby sell to 805332 the Shares for the purchase price of 6,400,000 Common shares of the Purchaser at a deemed price of $0.001 per share. It is agreed

2

and understood that the shares to the received by the Vendors will be issued at the time mutually agreed between the parties and to be allocated between the Vendors as follows:

(a)	3,200,000 Common Shares to Paul Uppal

(b)	3,200,000 Common Shares to David Uppal

805332 and MPAC further agree that the Common Shares of 805332 to be issued to the Vendors will be convertible at the option of the Vendors on a 1:1 basis for shares of MPAC provided that the shares issued by MPAX to the Vendors will be free trading subject to listing requirements. The option herein granted may be exercised by the Vendors from time to time as they see fit.

2.1     The Vendors have duly executed the attached Stock Power of Attorneys authorizing the transfer of the Shares to 805332.

2.2     It is a condition precedent of this Agreement that MPAC shall invest a minimum of $375,000 (Can.) into Micron. Concurrently with the acquisition of the Shares, MPAC may use the monies so invested to subscribe for and receive 500,000 Class “A” shares in Micron at $0.75 (Can.) per shares.

3.0     Finders Fee. MPAC confirms that a finder’s fee in amount of 250,000 shares in MPAC are to be issued and delivered to Ryaz Sharif upon the Vendors being issued their shares in 805332.

4.0     Indemnity by Vendors. Notwithstanding the closing of the purchase and sale provided for in paragraph 2 of this Agreement or any investigation made by or on behalf of 805332 and/or MPAC each of the covenants, representations, warranties and agreements with the Vendors contained in this agreement shall survive the closing of the purchase and sale described in paragraph 2 and shall continue in full force and effect for the benefit of 805332 and/or MPAC. If any of the representations and warranties given by the Vendors in this Agreement are found to be untrue the Vendors shall, on demand, indemnity and save harmless 805332 and/or MPAC from and against any and all liability, claims, debts, demands, suites, actions, penalties, fines, losses, costs (including legal fees and disbursements as charged by a lawyer to his own client), damages and expenses whatsoever which may be brought or made against 805332 and/or MPAC by any person, firm or corporation which may be suffered or incurred by 805332 and/or MPAC, directly or indirectly, arising out of or as a consequence of any such misrepresentation or breach of warranty, covenant or agreement.

5.0     Indemnity by 805332 and MPAC    Notwithstanding the closing of the purchase and sale provided for in paragraph 2 of this Agreement or any investigation made by or on behalf of the Vendors each of the covenants, representations, warranties and agreements with 805332 and MPAC contained in this Agreement shall survive the closing of the purchase and sale described in paragraph 2 and shall continue in full force and effect for the benefit of the Vendors. If any of the representations and warranties given by 805332 and MPAC in this Agreement are found to be untrue 805332 and MPAC shall, on demand, indemnity and save harmless the Vendors from and against any and all liability, claims, debts, demands, suites, actions, penalties, fines, losses, costs (including legal fees and disbursements as charged by a lawyer to his own client), damages and expenses whatsoever which may be brought or made against the Vendors by any person, firm or corporation which may be suffered or incurred by the Vendors, directly or indirectly, arising out of or as a consequence of any such misrepresentation or breach of warranty, covenant or agreement.

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6.0     Reliance. The Vendors acknowledge and agrees that 805332 and MPAC have entered into this Agreement relying on the representations, warranties, covenants and agreements and other terms and conditions of this Agreement.

7.0     Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

8.0     Further Assurances. Each of the parties hereto hereby covenants and agrees to execute such further and other documents and instruments and to do such further and other things as may be necessary to implement and carry out the intent of this Agreement.

9.0     Entire Agreement. The provisions herein contained constitute the entire agreement between the parties and supersede all previous communications, representations and agreements whether verbal or written between the parties with respect to the subject matter hereof.

805332 Alberta Ltd. and
MPAC Corporation

Per:

/s/ Adam Smith
Dated: May 5, 2000

Adam J.C. Smith,
President and Director

/s/ Paul Uppal
Dated: May 5, 2000

Paul Uppal

/s/ David Uppal
Dated: May 5, 2000

David Uppal

Micron Milling and Packaging Company Ltd.

Per:

/s/ Paul Uppal
Dated: May 5, 2000

Paul Uppal,
President and Director

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